Exhibit 10.1

ASSET PURCHASE AGREEMENT

by and among

TGW Transportgeräte GmbH,

Malibu Acquisition, Inc.,

Ermanco Incorporated

and

Paragon Technologies, Inc.

May 20, 2005

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EXHIBITS

Exhibit 1.3	Seller Net Current Assets as of March 31, 2005
Exhibit 1.4	Exceptions to GAAP
Exhibit 1.7	Tax Allocation
Exhibit 4.7	Employee Benefit Plans
Exhibit 8.1	Assigned Contracts
Exhibit 8.2	Assumed Liabilities
Exhibit 8.3	Data Room Index
Exhibit 8.4	Excluded Assets
Exhibit 8.5(a)	Purchased Assets - Tangible Personal Property
Exhibit 8.5(b)	Purchased Assets - Intellectual Property

DISCLOSURE SCHEDULE

Schedule 2.3	Financial Statements
Schedule 2.5	No Undisclosed Liabilities
Schedule 2.6	Taxes
Schedule 2.7	No Adverse Change; Absence of Restricted Events
Schedule 2.8	Employees; Labor Relations
Schedule 2.9	Employee Benefit Plans
Schedule 2.10	Properties and Assets
Schedule 2.11	Real Property
Schedule 2.15	Litigation
Schedule 2.16	Authorizations, and Enforceability; No Conflict
Schedule 2.17	Assigned Contracts
Schedule 2.18	Intellectual Property
Schedule 2.19	Insurance
Schedule 2.20	Customers and Suppliers
Schedule 2.21	Product Warranties and Liabilities
Schedule 2.22	Permits and Licenses; Compliance with Legal Requirements
Schedule 2.23	Environmental Matters
Schedule 2.24	Bank Accounts

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ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (the “Agreement”) is made as of May 20, 2005, by and among TGW Transportgeräte GmbH, an Austrian corporation (“Buyer Parent”), Malibu Acquisition, Inc., a Michigan corporation and wholly-owned subsidiary of Buyer Parent (“Buyer”), Ermanco Incorporated, a Michigan corporation (“Seller”), and Paragon Technologies, Inc., a Delaware corporation and the sole stockholder of Seller (“Seller Parent”). Buyer Parent, Buyer, Seller and Seller Parent are sometimes individually referred to in this Agreement as a Party and collectively as the Parties. Capitalized terms used in this Agreement and not otherwise defined are defined in Article 8.

Seller designs, manufactures, sells and distributes conveyors, conveyor systems and related products (the “Business”). Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, substantially all of the assets and properties held in connection with, necessary for, or material to the Business, and Buyer desires to assume from Seller, and Seller desires to assign to Buyer, certain liabilities of Seller, all on the terms and subject to the conditions of this Agreement. Buyer Parent and Seller Parent join in this Agreement to make certain representations, warranties and agreements for the purposes of inducing the Parties to enter into this Agreement. As a condition to Buyer’s and Buyer Parent’s willingness to enter into this Agreement, certain Significant Stockholders of Seller Parent are simultaneously entering into and delivering stockholder agreements, each dated the date hereof, pursuant to which such stockholders have agreed, among other things, to vote to approve this Agreement and the transactions contemplated hereby at any meeting of Seller Parent’s stockholders called or convened for such purpose or any adjournments or postponement thereof (the “Stockholder Agreements”).

ACCORDINGLY, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the Parties agree as follows:

ARTICLE 1

PRINCIPAL TRANSACTION

Section 1.1 Sale and Purchase of Assets. On the terms and subject to the conditions of this Agreement, Seller agrees to sell and transfer to Buyer, and Buyer agrees to purchase from Seller, the Purchased Assets. The Purchased Assets will be transferred to Buyer free and clear of all Encumbrances.

Section 1.2 Purchase Price and Payment; Assumed Liabilities.

(a) In consideration of the transfer of the Purchased Assets to Buyer and the other agreements and undertakings set forth herein, Buyer will pay to Seller an aggregate of U.S. $23,000,000 (the “Cash Price”), subject to adjustment as provided in Section 1.3.

(b) At least five business days prior to the Closing Date, Seller will deliver to Buyer a statement (the “Estimated Closing Date Net Current Asset Statement”) setting forth its good faith written estimate of the Net Current Assets as of the Closing Date (the “Estimated Closing Date Net Current Assets”). At Closing, Buyer will pay to Seller, by wire transfer of immediately available funds, an amount equal to the Cash Price either (1) plus the amount by which the Estimated Closing Date Net Current Assets of Seller are greater than U.S. $4,100,000 or (2) less the amount by which the Estimated Closing Date Net Current Assets of Seller are less than U.S. $4,100,000 (the “Estimated Closing Payment”).

(c) As additional consideration for the Purchased Assets and the agreements and undertakings set forth in this Agreement, at Closing Buyer will assume and agree to pay, satisfy and discharge, when due, the Assumed Liabilities. Except for the Assumed Liabilities, Buyer will not assume or become liable for any obligations, commitments or liabilities of Seller, Seller Parent or any of their respective Affiliates, whether known or unknown, absolute, fixed or contingent, whether or not disclosed to Buyer in this Agreement, the Disclosure Schedule or otherwise, whether or not imposed upon Buyer as a successor under applicable Legal Requirements, and whether or not related to the Purchased Assets. The obligations and liabilities not expressly assumed by Buyer hereunder will be retained by the Seller, Seller Parent or an Affiliate, as applicable, and are collectively referred to in this Agreement as the “Excluded Liabilities.” The Cash Price, as adjusted in accordance with Section 1.3, plus the book value of the Assumed Liabilities (including those current liabilities reflected on the Final Net Current Asset Statement), is referred to in this Agreement as the “Purchase Price.”

Section 1.3 Adjustment of Cash Price. The Cash Price will be (a) increased on a dollar-for-dollar basis to the extent that the Closing Date Net Current Assets of Seller as reflected on the Final Net Current Asset Statement are greater than U.S. $4,100,000 and (b) decreased on a dollar-for-dollar basis to the extent that the Closing Date Net Current Assets of Seller as reflected on the Final Net Current Asset Statement are less than U.S. $4,100,000. For purposes of illustration only, set forth in Exhibit 1.3 is Seller’s calculation of the Net Current Assets as of March 31, 2005 based upon its unaudited balance sheet at March 31, 2005. Any difference between (a) the Cash Price, as adjusted in accordance with this Section 1.3, and (b) the Estimated Closing Payment will be paid by Buyer to Seller (if such difference is a positive amount), or by Seller to Buyer (if such difference is a negative amount), within five business days following the date that the Net Current Asset Statement becomes final, conclusive and binding on the Parties under Section 1.4.

Section 1.4 Preparation of Net Current Asset Statement; Disputes. Within no more than five (5) business days prior to the Closing Date, the Parties will jointly conduct a physical inventory of the inventory of the Business (the “Inventory Count”). Within 30 days after the Closing, Buyer will prepare and deliver to Seller a statement of Seller’s Net Current Assets as of the Closing Date (the “Net Current Asset Statement”), which will take into account the Inventory Count and will be prepared in accordance with GAAP except as otherwise expressly provided in and superseded by, Exhibit 1.4. Seller will provide reasonable support to Buyer and its

Representatives to enable them to prepare the required Net Current Asset Statement, including by providing reasonable access to and the right to copy the Books and Records of Seller not included among the Purchased Assets. Any items included in the Net Current Asset Statement will be final, conclusive and binding on Buyer and Buyer Parent on the date the statement becomes final, conclusive and binding on Seller and Seller Parent, as provided below, unless, prior to such date, Buyer notifies Seller Parent in writing of any change Buyer proposes to the Net Current Asset Statement. Seller will have the opportunity to review the Net Current Asset Statement for 30 days after receipt thereof (or the date of any change thereto proposed by Buyer in accordance with the immediately preceding sentence) (the “Review Period”). During the Review Period, Buyer and Buyer Parent will provide to Seller, Seller Parent, and their Representatives access to all information, including accountants’ working papers, to enable Seller, Seller Parent and their Representatives to review and evaluate the Net Current Asset Statement. The Net Current Asset Statement will be final, conclusive and binding on Seller and Seller Parent unless, prior to the end of the Review Period, Seller notifies Buyer in writing of Seller’s objections to the Net Current Asset Statement, specifically identifying the disputed items, the estimated amounts of the disputed items, if known, and the basic facts underlying Seller’s objections. If Seller gives a notice of objections, the Parties will try in good faith to resolve the objections within 15 days after the delivery of notice by Seller. If the Parties resolve the objections within that time period, they will promptly record the resolution in a writing signed by each of them, and the resolution will be final, conclusive and binding on each of them. If the Parties are unable to resolve the objections within that time period, the Parties promptly will refer any disputed matter to the independent accounting firm of Ernst & Young LLP (or if they are unable or unwilling to serve in such capacity, another accounting firm chosen by mutual agreement of the Parties). If the final determination of the amounts set forth on the Net Current Asset Statement reported by such accounting firm is closer in amount to Buyer’s calculation of such amounts than to Seller’s calculation of such amounts, then Seller shall bear all fees and expenses of such accounting firm. If the final determination of the amounts set forth on the Net Current Asset Statement reported by such accounting firm is closer in amount to Seller’s calculation of such amounts than to Buyer’s calculation of such amounts, then Buyer shall bear all fees and expenses of such accounting firm. The designated accounting firm will act as a neutral arbitrator and, to the extent GAAP (as superseded by Exhibit 1.4) leaves room for discretion, will exercise that discretion independently, but within the range of the differences between the Parties. The accounting firm will revise the Net Current Asset Statement to reflect its resolution of the disputed matters, and its resolution will be final, conclusive and binding on the Parties. The Net Current Asset Statement, in the form that is final, conclusive and binding on the Parties hereunder, is referred to in this Agreement as the “Final Net Current Asset Statement.”

Section 1.5 Closing. The consummation of the transactions contemplated by this Agreement (the “Closing”) will take place at the offices of Barnes & Thornburg, LLP, 300 Ottawa Avenue, NW, Suite 500, Grand Rapids, Michigan 49503, at 10:00 a.m. local time on the first Friday following date of approval of this Agreement (and the transactions contemplated thereby) by the stockholders of Seller Parent, or at any other place, time or later date as may be mutually agreed by Buyer and Seller or may be necessary to allow for the satisfaction of the conditions set forth in Article 5 below (the “Closing Date”). The Closing will be deemed to be effective upon the close of business on the Closing Date, unless otherwise agreed to by the Parties. The Closing will be effective at 11:59 p.m. on the Closing Date (the “Effective Time”).

Section 1.6 Deliveries at Closing.

(a) At the Closing, Buyer will deliver to Seller: (i) the Estimated Closing Payment; (ii) an instrument or agreement, reasonably acceptable to Seller, that provides for Buyer’s assumption of the Assumed Liabilities; (iii) certified copies of resolutions of Buyer and Buyer Parent authorizing the consummation of the transactions contemplated by this Agreement; and (iv) any and all other agreements, certificates, instruments and documents as may be required of Buyer or Buyer Parent under this Agreement.

(b) At the Closing, Seller will deliver to Buyer: (1) possession of the Purchased Assets, bills of sale, warranty deeds, certificates of title, endorsements, assignments and other instruments of conveyance, reasonably acceptable to Buyer, that are sufficient to transfer to Buyer title to the applicable Purchased Assets in accordance with this Agreement; (2) written consents of third parties, if required, with respect to the transfer of the Purchased Assets (including rights under the Assigned Contracts); (3) certified copies of resolutions of Seller and Seller Parent authorizing the consummation of the transactions contemplated by this Agreement; and (4) any and all other agreements, certificates, instruments and documents as may be required of Seller or Seller Parent under this Agreement.

Section 1.7 Allocation of Purchase Price. The Purchase Price shall be allocated among the Purchased Assets in accordance with Exhibit 1.7 (the “Tax Allocation”). After the Closing, the Parties will make consistent use of the allocation, fair market value, and useful lives specified in Exhibit 1.7 for all Tax purposes and in all filings, declarations and reports with the IRS in respect thereof. Buyer and Seller will each file an IRS Form 8594 “Asset Acquisition Statement under Section 1060” at the time and in the manner as required by Treasury Regulation 1.1060-1(e) consistent with the Tax Allocation concerning the Purchase Price. The IRS Form 8594 will be prepared by Seller after Closing and submitted within 30 days after the final Net Current Asset Statement has become final to Buyer for review and comment. The Tax Allocation will be conclusive and binding on the Parties for reporting and disclosure requirements under the Code and any foreign, state or local Tax authority.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF SELLER AND SELLER PARENT

Seller and Seller Parent, jointly and severally, represent and warrant to Buyer as follows:

Section 2.1 Disclosure Schedule. Seller has delivered to Buyer a disclosure schedule which is comprised of the numbered schedules specifically referred to in this Article 2 (the “Disclosure Schedule”). The information contained in the Disclosure Schedule is complete and accurate and all documents that are attached to or form a part of Disclosure Schedule are true and complete copies of the genuine original documents they purport to represent.

Section 2.2 Organization and Good Standing. Seller is a corporation duly organized, validly existing and in good standing under the Legal Requirements of the jurisdiction of its incorporation. Seller Parent is a corporation duly organized, validly existing and in good standing under the Legal Requirements of the jurisdiction of its incorporation. Seller has full corporate power and authority to conduct the Business as it is now being conducted, to own or use the properties and assets that it purports to own or use, and to perform its obligations under the Assigned Contracts. Seller is duly qualified to do business as a foreign corporation and is in good standing in each state or other jurisdiction in which either the ownership or use of the properties owned or used by it or the nature of the activities conducted by it requires such qualification. Seller Parent owns all of the outstanding capital stock of Seller.

Section 2.3 Financial Statements. Copies of the unaudited financial statements for Seller at and for the fiscal years ended December 31, 2004, 2003 and 2002 are attached to Schedule 2.3 of the Disclosure Schedule (the “Financial Statements”). Also attached to Schedule 2.3 are copies of the unaudited interim balance sheets and interim statements of income and cash flow of Seller at and for the fiscal quarter ended March 31, 2005 (the “Interim Financial Statements”). The Interim Financial Statements include the balance sheet of Seller at March 31, 2005 (the “Balance Sheet”). The Financial Statements and Interim Financial Statements present fairly the financial condition of Seller at the dates indicated and its results of operations for the periods then ended, all in accordance with GAAP applied on a basis consistent throughout such periods and consistent with prior periods (subject, in the case of the Interim Financial Statements, to normal recurring year-end adjustments and absence of footnotes, the effect of which will not individually or in the aggregate be materially adverse).

Section 2.4 Books and Records. The Books and Records material to the Business or any Purchased Asset are complete and correct and represent actual, bona fide transactions and have been maintained in accordance with sound and customary business practices including the maintenance of an adequate system of controls. Such Books and Records as of April 21, 2005 are included in the Data Room or have been delivered to Buyer.

Section 2.5 No Undisclosed Liabilities. Except as set forth in Schedule 2.5 of the Disclosure Schedule and except for executory obligations under Assigned Contracts that are included among the Assumed Liabilities, Seller does not have any liabilities or obligations of any nature (whether known or unknown, absolute, accrued, contingent or otherwise) except for liabilities or obligations expressly reflected or reserved against in the Balance Sheet and current liabilities incurred in the Ordinary Course of Business since the date of the Balance Sheet which is consistent in nature and amount with prior experience.

Section 2.6 Taxes. Seller has timely (a) filed all Tax Returns pursuant to applicable Legal Requirements; (b) paid or made proper provision for payment of all Taxes due and payable by it; and (c) withheld or collected all Taxes required to be withheld or collected by it under applicable Legal Requirements through the Closing Date and, to the extent required, paid such

Taxes to the proper Governmental Body or other Person. To Seller’s Knowledge, Seller has not been delinquent in the payment of any Tax, and has no Tax deficiency or claim outstanding or assessed against it, and there is no basis for any such deficiency or claim. Except as set forth in Schedule 2.6 of the Disclosure Schedule, there is not now in force any extension of time with respect to the date on which any Tax Return was or is due to be filed by or with respect to Seller, the Business, or the Purchased Assets, or any waiver or agreement by Seller or Seller Parent for the extension of time for the assessment of any Tax in respect of Seller, the Business, or any of the Purchased Assets.

Section 2.7 No Adverse Change; Absence of Restricted Events. Except as set forth in Schedule 2.7 of the Disclosure Schedule, since December 31, 2004, (a) the operations and affairs of Seller have been conducted only in the Ordinary Course of Business and (b) there has not been any change in the business, operations, properties, assets or condition of Seller that is likely to result in a Material Adverse Consequence. Except as set forth in Schedule 2.7 of the Disclosure Schedule, since December 31, 2004, no Restricted Event has occurred with respect to Seller.

Section 2.8 Employees; Labor Relations.

(a) Schedule 2.8 of the Disclosure Schedule contains, as of a recent date specified therein, the following information for each current employee of Seller (including each employee on leave of absence or layoff status): name; job title; hire date; current compensation paid or payable; vacation accrued; eligibility to participate under any Employee Benefit Plan; and citizenship. Except as set forth in Schedule 2.8, Seller and Seller Parent believe that if Buyer were to offer Seller’s employees employment on substantially similar terms as those paid by Seller as of the Closing Date, sufficient employees will remain employed through the Closing Date, and will accept employment if offered by Buyer or an Affiliate following the Closing Date, so as not to disrupt or adversely affect the operation of the Business by Buyer following the Closing Date. Seller’s current employees are either U.S. citizens or permanent resident aliens.

(b) Except as disclosed on Schedule 2.8, neither Seller, nor any Affiliate of Seller, is now or has ever been a party to any collective bargaining or other labor Contract with respect to the Business. Except as disclosed in Schedule 2.8, since January 1, 2000, there has not been, there is not presently pending or existing and to Seller’s Knowledge there is not Threatened: (i) any strike, slowdown, picketing, work stoppage, lockout, organizational activity or other labor dispute or Proceeding against or affecting Seller; (ii) any application or complaint filed by any employee or union with any Governmental Body against or affecting Seller; or (iii) any election or certification of, or any application or demand for recognition or certification of, a collective bargaining agent made to or affecting Seller. Except as set forth in Schedule 2.8, there is not currently, nor has there been in the past five years, any internal investigation of any charge or complaint by any employee of Seller alleging harassment, discrimination or other employment conduct which could give rise to liability. All Legal Requirements relating to Seller’s employees, including Legal Requirements relating to terms of employment, immigration and employment of illegal aliens, the payment of social security and other payroll Taxes, the payment of employee wages and benefits (including overtime pay) and occupational safety and health, have been complied with.

(c) Except as disclosed in Schedule 2.8 or Schedule 2.9, neither Seller, nor any Affiliate of Seller, is a party to any Contract regarding the Business the obligations of which, by the terms of such Contract, will survive the Closing Date or could be asserted against Buyer or its Affiliates with any of Seller’s present or former directors, officers, employees or consultants with respect to length, duration or conditions of employment (or the termination of employment), salaries, bonuses, compensation, deferred compensation, health insurance or any other form of remuneration. A copy of each employee policy manual and handbook provided to or governing Seller’s employees, and a copy of the employment application forms currently being used by Seller in connection with the hiring of new employees, has been included in the Data Room or delivered to Buyer.

(d) Seller has not effectuated (i) a “plant closing” (as defined in the Worker Adjustment and Retraining Notification (WARN) Act Pub. L. 100-379, 102 stat. 890 (1988) (the “WARN Act”)) affecting any site of employment or one or more facilities or operating units within any site of employment or facility; or (ii) a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility; and Seller has not been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local Legal Requirements. Except as set forth in Schedule 2.8, none of Seller’s employees will have suffered an “employment loss” under the WARN Act since six months prior to the Closing Date or any similar state or local Legal Requirement since 12 months prior to the Closing Date.

Section 2.9 Employee Benefit Plans.

(a) Schedule 2.9 of the Disclosure Schedule sets forth each Employee Benefit Plan. Copies of all Employee Benefit Plans and all Contracts relating to such Employee Benefit Plans are included in the Data Room or have been delivered to Buyer. Seller has not made and is not bound by any unwritten Employee Benefit Plan or Contract.

(b) All obligations under the Employee Benefit Plans (including, to the extent applicable, reporting, disclosure, prohibited transaction, IRS qualification, ERISA requirements and funding obligations) have been timely complied with. The Employee Benefit Plans, and the administration of the Employee Benefit Plans, comply and have complied with all applicable Legal Requirements.

(c) Neither Seller, nor any predecessor or Affiliate of Seller, has ever established, maintained or contributed to or otherwise participated in, or had an obligation to establish, maintain, contribute to or otherwise participate in, any Multi-Employer Retirement Plan or any Multiple Employer Plan. Except as set forth on Schedule 2.9, none of the Employee Benefit Plans are subject to Title IV of ERISA.

(d) Except as set forth in Schedule 2.9, neither Seller, nor any Affiliate of Seller, has any obligation to provide post-employment medical or other benefits to Seller’s employees or former employees, or their survivors, dependents or beneficiaries, except as may be required by Section 4980B of the Code or Part 6 of Title I of ERISA or applicable state medical benefits continuation Legal Requirement, and Seller may terminate any such postretirement medical or other benefits upon 30 days’ notice or less without any Adverse Consequences.

(e) Except as set forth on Schedule 2.9, neither the execution of this Agreement, nor the consummation of any of the transactions contemplated hereby, will (i) result in any payment (including, without limitation, any severance, unemployment compensation or golden parachute payment) becoming due to any director or employee of Seller, (ii) increase any benefit otherwise payable under any of the Employee Benefit Plans, or (iii) result in the acceleration of the time of payment of any such benefit.

Section 2.10 Properties and Assets. Except as set forth in Schedule 2.10 of the Disclosure Schedule, Seller owns all the properties and assets (whether real, personal or mixed and whether tangible or intangible) used in connection with the Business, including all of the properties and assets reflected in the Balance Sheet or acquired after the date of the Balance Sheet (except for inventory sold and accounts receivable collected since the date of the Balance Sheet in the Ordinary Course of Business). All properties and assets owned by Seller that will be owned by Buyer upon Closing are free and clear of all Encumbrances or will be as of the Closing Date. Schedule 2.10 identifies and includes a complete copy of each lease of property and assets of the Business (other than Real Property) (the “Personal Property Leases”). All properties and assets owned by or leased to Seller will be in the possession of Seller on the Closing Date or at such other location or locations as are set forth in Schedule 2.10.

Section 2.11 Real Property. Schedule 2.11 of the Disclosure Schedule sets forth a description of all real property and real property interests currently owned, leased or otherwise held by Seller (collectively, the “Real Property”). Schedule 2.11 also sets forth a list and complete copy of all leases of Real Property to which Seller is a signatory or by which it is bound or affected (each a “Real Property Lease” and collectively the “Real Property Leases”). Seller owns valid and binding leasehold interests in its Real Property Leases. Seller does not own any Real Property. Except as described in Schedule 2.11, all buildings or improvements that Seller owns or uses lie wholly within the boundaries of the Real Property leased by Seller and do not encroach on any easement or property owned by another, and no building or improvement owned or used by another encroaches on any property that Seller uses or on any easement the benefit of which runs to Seller in a manner that interferes with the Business as presently conducted by Seller. Except as disclosed in Schedule 2.11, the Real Property and Seller’s use of the Real Property fully complies with all applicable Contracts and Legal Requirements. To the Seller’s Knowledge, there are no material ground subsidences or slides on or affecting any Real Property. Except as set forth in Schedule 2.11 (which Schedule also includes the amounts anticipated to be received by Seller relating to any condemnation or other taking disclosed thereon), none of the Real Property is the subject of any condemnation action and, to Seller’s Knowledge, there is no proposal under consideration by any Governmental Body to take or use any of the Real Property. True and complete copies of all instruments, Contracts and other documents evidencing, creating or constituting any Encumbrances on the Real Property are included in the Data Room or have been delivered to Buyer, all of which Encumbrances will be removed or released as of the Closing Date, except as otherwise may be agreed by Buyer.

Section 2.12 Condition and Sufficiency of Assets. The buildings, plants, structures and equipment owned or used by Seller: (a) are structurally sound, are in good operating condition and repair, normal wear and tear excepted, are adequately serviced by all required utilities and are adequate for the uses to which they are being put; (b) do not need maintenance or repairs except for ordinary, routine maintenance and repairs; and (c) are sufficient for the continued conduct of Seller’s Business by Buyer after the Closing in substantially the same manner as conducted before the Closing.

Section 2.13 Accounts Receivable. All accounts receivable of Seller that will be reflected in the Final Net Current Asset Statement (the “Accounts Receivable”) will represent valid obligations due Seller arising from bona fide sales of Seller made in the Ordinary Course of Business.

Section 2.14 Inventory. All inventory of Seller that will be reflected in the Final Net Current Asset Statement will consist of inventory manufactured or acquired in bona fide transactions in the Ordinary Course of Business and be of a quality and quantity usable and salable in the Ordinary Course of Business, except for obsolete items and items below standard quality, all of which will have been written off or written down to net realizable value on the Final Net Current Asset Statement. All inventories not written off will be reflected in the Final Net Current Asset Statement at the lower of cost or market on a first in, first out basis.

Section 2.15 Litigation. Except as set forth in Schedule 2.15 of the Disclosure Schedule, there is no Proceeding or Order pending that relates to or may affect the Business, or any of the properties or assets owned or used by Seller, or that may interfere with the timely consummation of the transactions contemplated by this Agreement. To Seller’s Knowledge, no such Proceeding or Order has been Threatened and no event has occurred or circumstance exists that may give rise to or serve as a basis for any such Proceeding or Order.

Section 2.16 Authorization and Enforceability; No Conflict.

(a) Seller has full corporate power and authority to enter into and to perform the Transaction Documents to which it is a signatory and to carry out the transactions contemplated by such Transaction Documents. Seller Parent has full corporate power and authority to enter into and to perform the Transaction Documents to which it is a signatory and to carry out the transactions contemplated by such Transaction Documents. This Agreement is, and on the Closing Date each of the other Transaction Documents to which Seller is a party will be, legal, valid and binding obligations of Seller, enforceable against it in accordance with their respective terms. This Agreement is, and on the Closing Date each of the other Transaction Documents to which Seller Parent is a party will be, legal, valid and binding obligations of Seller Parent, enforceable against it in accordance with their respective terms. The execution, performance and delivery of each Transaction Document to which Seller is a signatory has been duly authorized, approved and adopted by Seller. The execution, performance and delivery of each Transaction Document to which Seller Parent is a signatory has been duly authorized, approved, and adopted by Seller Parent.

(b) The execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated thereby will not (i) contravene any Organizational Documents of Seller or Seller Parent or result in a Breach of any provision of, or constitute a default under, any Assigned Contract; (ii) violate any Legal Requirement or Order or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify any Governmental Authorization; (iii) result in the imposition of any Tax on either Buyer, the Purchased Assets or the Business of Seller (other than Taxes for which Seller will be solely responsible and Taxes described in Section 9.8); (iv) result in the acceleration of any Assumed Liability, or adversely modify terms of any Assumed Liability; or (v) result in any Encumbrance being created or imposed upon or with respect to any of the Purchased Assets. All consents, approvals or authorizations of, or declarations, filings or registrations with, any Person required in connection with the execution, delivery or performance of the Transaction Documents or the consummation of the transactions contemplated thereby (including the assignment of rights under the Assigned Contracts to Buyer) are set forth in Schedule 2.16 of the Disclosure Schedule and will be timely obtained or made, as applicable, by Seller prior to the Closing.

Section 2.17 Assigned Contracts. Each Assigned Contract is in full force and effect and is valid and enforceable in accordance with its terms. Seller and, to Seller’s Knowledge each other Person that is a party to an Assigned Contract, has complied and is fully complying with the terms of each Assigned Contract, and no event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with or result in a violation or breach of, or give Seller or, to Seller’s Knowledge any other Person, the right to declare a default under, any Assigned Contract. Complete copies of all written, and complete descriptions of all oral, Assigned Contracts are included in Exhibit 8.1. Schedule 2.17 of the Disclosure Schedule lists all material Contracts of Seller that are not Assigned Contracts. Except as specifically identified on Schedule 2.17, none of the Assigned Contracts restricts or purports to restrict the activities or operations of the Business or limits or purports to limit the Business’s ability to compete anywhere in the world.

Section 2.18 Intellectual Property. Schedule 2.18 of the Disclosure Schedule sets forth all Intellectual Property Assets presently owned or used with respect to Seller’s Business. Seller will own the entire right, title and interest in and to such Intellectual Property Assets on the Closing Date and will transfer the same to Buyer free and clear of all Encumbrances. Following the Closing Date, Buyer will have the right to use each Intellectual Property Asset included among the applicable Purchased Assets without payment or other liability to any Person, except as otherwise provided in Schedule 2.18. Except as set forth in Schedule 2.18, neither Seller, nor any Affiliate of Seller, has infringed or unlawfully used any Intellectual Property Assets of any other Person and, to Seller’s Knowledge, there is no infringement of or unlawful use by any other Person of any of Seller’s Intellectual Property Assets. Schedule 2.18 also sets forth a list of all Contracts relating to Intellectual Property Assets to which Seller or any Affiliate is a party or by which Seller or any Affiliate is bound or affected. Except as set forth in Schedule 2.18, none of the Intellectual Property Assets of Seller is subject to any pending or, to Seller’s Knowledge, Threatened Proceeding, and, to Seller’s Knowledge, there is no valid basis for asserting any such Proceeding. No Intellectual Property Asset owned or used by Seller is subject to any outstanding Order restricting the use by Seller (or Buyer following the Closing) of that Intellectual Property Asset. The Intellectual Property Assets included among the Purchased Assets are all those necessary for the operation of the Business of Seller by Buyer after the Closing in substantially the same manner as conducted before the Closing and are sufficient in form and quality so that, following the Closing, Buyer can design, produce, manufacture and sell the products designed, produced, manufactured or sold by Seller before the Closing, in a manner that meets applicable specifications and conforms to commercially acceptable quality standards in all material respects.

Section 2.19 Insurance. Schedule 2.19 of the Disclosure Schedule sets forth a list of all policies of Insurance to which Seller is a party or under which Seller, the Business, or any Purchased Asset is covered, and for each policy indicates: the name of the insurer; the amount of coverage; the type of Insurance; the policy number; the renewal or expiration date; and all pending claims under the policy. All of the policies of Insurance set forth in Schedule 2.19 are outstanding and in full force and will remain in full force until the Closing Date, all premiums with respect to the policies are currently paid and all duties of the insureds under the policies have been fully discharged. Neither Seller nor Seller Parent has been refused Insurance with respect to the Business by any carrier to which it has applied for Insurance within the prior five years.

Section 2.20 Customers and Suppliers; Certain Relationship. Schedule 2.20 of the Disclosure Schedule sets forth (a) a list of the 20 largest customers of Seller (by dollar volume) in terms of bookings for the 12 months ended December 31, 2003 and December 31, 2004 and the four months ended April 30, 2005, showing for each period the approximate total bookings from each customer and (b) a list of the 20 largest suppliers of Seller (by dollar volume) in terms of purchases for the 12 months ended December 31, 2004 and the four months ended April 30, 2005, showing for each period the approximate total purchases from each supplier. To Seller’s Knowledge, there has not been any material adverse change or development in the business relationship with any customer or supplier set forth in Schedule 2.20, and such an adverse change or development could not reasonably be anticipated as a result of the consummation of the transactions contemplated by this Agreement. To Seller’s Knowledge, there is no reason to anticipate that any customer will substantially reduce its purchases following the Closing Date. Except as set forth in Schedule 2.20, neither Seller, Seller Parent nor any of their respective Affiliates or Related Persons is an owner, shareholder, creditor or agent of, or consultant or lender to, any Person engaged in a business that acts as a supplier of any goods or services to Seller or any part of which is in actual or potential competition with Seller.

Section 2.21 Product Warranties and Liabilities. Set forth in Schedule 2.21 of the Disclosure Schedule are all standard warranties offered by Seller in connection with products designed, developed or manufactured by Seller. Except as set forth in Schedule 2.21, there are no claims outstanding against Seller to return products by reason of alleged overshipments, early or late shipments, defective delivery, defective merchandise or otherwise, and there is no Proceeding pending or to Seller’s Knowledge, Threatened against Seller under any product warranty, nor, to Seller’s Knowledge, is there any basis upon which any claim could validly be made. Schedule 2.21 summarizes all product warranty and liability claims having a value in excess of five thousand dollars ($5,000) that have been asserted against Seller within the preceding five years, indicating for each claim whether it has been resolved or remains outstanding and, if resolved, the manner and cost of resolution.

Section 2.22 Permits and Licenses; Compliance with Legal Requirements. All Governmental Authorizations necessary for Seller to carry on the Business as presently conducted are set forth in Schedule 2.22 of the Disclosure Schedule and have been timely obtained, are in full force and effect and have been complied with. All fees and charges incident to those Governmental Authorizations have been fully paid and are current and no suspension or cancellation of any Governmental Authorization has been Threatened or could result by reason of the transactions contemplated by this Agreement. Neither Seller nor any Affiliate of Seller, or any of the properties and assets owned or used by Seller, is subject to, nor to Seller’s Knowledge has Seller or any Affiliate of Seller been Threatened with, any Adverse Consequence relating to the Business or any of the Purchased Assets as the result of a failure to comply with any Legal Requirement, and no event has occurred or circumstance formerly existed or currently exists that (with or without notice or lapse of time) may give rise to any such Adverse Consequence. Seller is presently, and during all applicable statutory periods of limitation has been, in compliance with all applicable Legal Requirements.

Section 2.23 Environmental Matters. Except as set forth in Schedule 2.23 of the Disclosure Schedule:

(a) Compliance. Seller is and during all applicable statutory periods of limitation has been in compliance with all applicable Environmental Laws with respect to any Real Property or other assets to be owned or leased by Buyer upon Closing. Seller possesses all Governmental Authorizations required under applicable Environmental Laws and has complied, and is complying, with the terms and conditions thereof. Seller is in compliance with all notification, reporting and registration provisions under applicable Environmental Laws. Seller may, under the Environmental Laws, transfer its Governmental Authorizations to Buyer.

(b) Notices and Permits. Seller has not received any communication (written or oral), whether from a Governmental Body, citizens group, employee or otherwise, alleging that Seller is not in full compliance with any Environmental Laws, and, to

Seller’s Knowledge, there are no circumstances that may prevent or interfere with full compliance with any Environmental Laws in the future. All Governmental Authorizations and compliance schedules currently held by Seller pursuant to any Environmental Laws with respect to any Real Property or other assets to be owned or leased by Buyer upon Closing are identified in Schedule 2.23 of the Disclosure Schedule, and copies thereof have been included in the Data Room or have been delivered to Buyer.

(c) Environmental Liability. There is no Environmental Liability existing or, to Seller’s Knowledge, Threatened against Seller or against any Person whose liability for any Environmental Liability Seller has or may have retained or assumed, either contractually or by operation of applicable Legal Requirements with respect to any Real Property or other assets to be owned or leased by Buyer upon Closing. To Seller’s Knowledge, there are no past or present actions, activities, circumstances, conditions, events or incidents, including the release, emission, discharge, presence, treatment or disposal of any Hazardous Substance or Material, that could form the basis for any Environmental Liability of Seller or of any Person whose responsibility for any such Environmental Liability Seller has or may have retained or assumed, either contractually or by operation of applicable Legal Requirements.

(d) Real Property. Without limiting the generality of the foregoing, except as set forth on Schedule 2.23 of the Disclosure Schedule: (i) none of the Real Property is listed on, or to Seller’s Knowledge is being considered for listing on, any list of contaminated sites maintained under any Environmental Law; (ii) to Seller’s Knowledge none of the Real Property has been designated as an area under the control of any conservation authority; (iii) neither Seller nor any predecessor to Seller’s Business has disposed of any waste and Hazardous Substance or Material in, on or under the air, soil, groundwater or surface water located on the Real Property, in a quantity or concentration that may result in any Environmental Liability; (iv) neither Seller nor any predecessor to Seller’s Business has installed any underground storage tanks, receptacles or other similar containers or depositories on the Real Property to be leased by a Buyer upon Closing; (v) none of the buildings, building components, structures or improvements owned, leased or used by Seller to be owned or leased by Buyer upon Closing is constructed in whole or in part of any material (including asbestos, except to the extent properly encapsulated in accordance with Environmental Law) that releases or may release any substance, whether gaseous, liquid or solid, that may give rise to any Environmental Liability; (vi) the Business as currently conducted at the Real Property does not constitute a nuisance and no claim of nuisance has been made to Seller with respect to the Business by any adjoining landowner or other Person, and Seller has not made or received complaints to or from any Person regarding a nuisance caused or created by any adjoining landowner or other Person; (vii) to Seller’s Knowledge, there have been no investigations conducted or other Proceedings taken or by any Governmental Body or any other Person pursuant to any Environmental Law with respect to the Real Property, the Business or the Purchased Assets; (viii) no polychlorinated biphenyls (PCB’s) were ever used, stored or disposed of by Seller or any predecessor to Seller’s Business at any of the Real Property; (ix) there is no consent decree, consent order or other Contract to which Seller is a party or by which it is bound or affected in relation to any environmental matter and no Contract is necessary for Seller’s continued compliance with all Environmental Laws; (x) no Hazardous Substance or Material is or was used, generated, emitted, transported, stored, treated or disposed of by Seller in violation of any Environmental Law or in a manner that may result in any Environmental Liability; (xi) except as set forth in Schedule 2.23, neither Seller nor any predecessor to Seller’s Business has treated, stored, disposed or arranged for disposal of any Hazardous Substance or Material at any location except in full compliance with Environmental Laws; and (xii) neither Seller nor any predecessor to Seller’s Business has disposed of or released, or permitted the disposal or release of, and it does not know of the disposal or release of, any Hazardous Substance or Material on any of the Real Property except in full compliance with Environmental Laws. A complete copy of every site assessment, study, test result or datum on the Environment and the Real Property in the possession or control of Seller or Seller Parent has been included in the Data Room or has been delivered to Buyer, including any Voluntary Response Action Plan or related submission under the Michigan Natural Resources and Environmental Protection Act, MCLA 324.101 et seq. A complete copy of all documents in the possession or control of Seller or Seller Parent evidencing any land use restriction or institutional control, easement, covenant, deed restriction or deed notice relating to the Environment with respect to the Real Property has also been included in the Data Room or has been delivered to Buyer.

Section 2.24 Bank Accounts. Schedule 2.24 of the Disclosure Schedule lists the names, account numbers and locations of all banks and other financial institutions of which Seller has any accounts or safe deposit boxes, and the names of all Persons authorized to draft or have access to any such accounts.

Section 2.25 No Broker’s Fees. Neither Seller, Seller Parent nor anyone acting on Seller’s or Seller Parent’s behalf has incurred any liability or obligation to pay fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which Buyer could be liable.

Section 2.26 Accuracy of Statements. No representation or warranty made by Seller or Seller Parent in this Agreement or any statement, certificate or schedule furnished to Buyer or Buyer Parent pursuant to this Agreement or in connection with the transactions contemplated by this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained therein not misleading. The representations and warranties of Seller and Seller Parent will be deemed made as of the date of this Agreement and again on the Closing Date.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF BUYER AND BUYER PARENT

Buyer and Buyer Parent, jointly and severally, represent and warrant to Seller and Seller Parent as follows:

Section 3.1 Organization and Good Standing. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, with full corporate power and authority to conduct its business as it is now being conducted and to own or use its properties and assets. Buyer Parent is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, with full corporate power and authority to conduct its business as it is now being conducted and to own or use its properties and assets.

Section 3.2 Authorization and Enforceability; No Conflict.

(a) Buyer has full corporate power and authority to enter into and to perform the Transaction Documents to which it is a signatory and to carry out the transactions contemplated by such Transaction Documents. Buyer Parent has full corporate power and authority to enter into and to perform the Transaction Documents to which it is a signatory and to carry out the transactions contemplated by such Transaction Documents. This Agreement is, and on the Closing Date each of the other Transaction Documents to which Buyer is a party will be, legal, valid and binding obligations of Buyer, enforceable against it in accordance with their respective terms. This Agreement is, and on the Closing Date each of the Transaction Documents to which Buyer Parent is a party will be, legal, valid and binding obligations of Buyer Parent, enforceable against it in accordance with their respective terms. The execution, performance and delivery of each Transaction Document to which Buyer is a signatory has been duly authorized, approved and adopted by Buyer. The execution, performance and delivery of each Transaction Document to which Buyer Parent is a signatory has been duly authorized, approved and adopted by Buyer Parent.

(b) The execution, delivery and performance of the Transaction Documents and the consummation by Buyer and Buyer Parent of the transactions contemplated thereby will not (i) contravene any Organizational Documents of Buyer or Buyer Parent or result in a breach of any provision of, or constitute a default under, any Contract or (ii) violate any Legal Requirement or Order.

Section 3.3 No Broker’s Fees. Neither Buyer, Buyer Parent nor anyone acting on Buyer’s or Buyer Parent’s behalf has incurred any liability or obligation to pay fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which Seller or Seller Parent could become liable.

Section 3.4 Financing. Buyer has, and at the Closing will have, sufficient funds in its possession or available pursuant to existing credit facilities to purchase the Purchased Assets and to complete the transactions contemplated hereby.

Section 3.5 Accuracy of Statements. No representation or warranty made by Buyer or Buyer Parent in this Agreement or any statement, certificate or schedule furnished to Seller or Seller Parent pursuant to this Agreement or in connection with the transactions contemplated by this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained therein not misleading. The representations and warranties of Buyer and Buyer Parent will be deemed made as of the date of this Agreement and again on the Closing Date.

ARTICLE 4

COVENANTS AND AGREEMENTS

The Parties (as applicable) covenant and agree as follows:

Section 4.1 Conduct Pending the Closing.

(a) From the date of this Agreement to the Closing Date, Seller will conduct, and Seller Parent will cause Seller to conduct, the operations and affairs of the Business only in the Ordinary Course of Business, except for actions taken with Buyer’s consent to prepare for the transactions contemplated by this Agreement. Seller and Seller Parent will exercise their commercially reasonable best efforts to preserve intact the organization, personnel and goodwill of the Business with Persons having business dealings with it, and will comply with all Legal Requirements. Except as required by any Legal Requirement, from the date of this Agreement to the Closing Date, neither Seller nor Seller Parent will, directly or indirectly: (i) take any action that would interfere with or prevent the timely consummation or performance of this Agreement; or (ii) except for actions taken with Buyer’s prior consent to prepare for the transactions contemplated by this Agreement, take any action that would constitute a Restricted Event or which would be inconsistent in any respect with any of the representations, warranties, covenants or agreements set forth in this Agreement, as if such representations, warranties, covenants or agreements were made at a time subsequent to such action.

(b) After the date hereof and prior to the Closing Date or earlier termination of this Agreement, neither Seller nor Seller Parent shall initiate, solicit or negotiate or provide any information to facilitate, and Seller and Seller Parent shall cause any officer, director or employee of either Seller or Seller Parent, any attorney, accountant, investment banker, financial advisor or other agent retained by either of them or any of their Affiliates, not to initiate, solicit or negotiate or provide any information to facilitate, any proposal or offer to acquire all or any substantial part of the business, properties or capital stock of Seller or any part of the business, properties or capital stock of Seller Parent in a transaction that includes all or any substantial part of the business, properties or capital stock of Seller, whether by merger, purchase of assets, tender offer or otherwise (regardless of form thereof and including without limitation any recapitalization or going private transaction involving Seller Parent), whether for cash, securities or any other consideration or combination thereof (any such transactions being referred to herein as an “Acquisition Transaction”).

(c) Notwithstanding the provisions of paragraph (b) above or any other provision of this Agreement, within three (3) business days after complying with Section

4.1(d) below, Seller Parent may, in response to an unsolicited bona fide non-binding written offer or proposal with respect to an Acquisition Transaction (an “Acquisition Proposal”) from a Person or group of Persons (a “Potential Acquirer”) that Seller Parent’s Board of Directors determines, in good faith and after consultation with and consideration of the views of its independent financial advisors and legal counsel, would likely lead to a Superior Proposal, furnish confidential or nonpublic information to, and engage in discussions and negotiate with, such Potential Acquirer. For purposes of this Agreement, “Superior Proposal” means an Acquisition Transaction that Seller Parent’s Board of Directors determines, taking into account all legal, financial, regulatory and other aspects of the proposal, in its good faith judgment and after consultation with and consideration of the views of its independent financial advisors and legal counsel, is (i) likely to be consummated and (ii) would, if consummated, be more favorable to Seller Parent or Seller Parent’s stockholders than the transactions contemplated by this Agreement.

(d) Seller Parent shall promptly notify Buyer Parent after receipt of any Acquisition Proposal, or request for access to the properties, Books and Records of Seller Parent or Seller from any Person or group of Persons that informs the Board of Directors of Seller Parent or Seller that it is considering making, or has made, an Acquisition Proposal. Such notice to Buyer Parent shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror or potential offeror and the material terms and conditions of such proposal, inquiry or contact to the extent known.

Section 4.2 Access and Investigation by Buyer and Buyer Parent. From the date of this Agreement to the Closing Date, Seller and Seller Parent will give Buyer and Buyer Parent and their Representatives reasonable access to those of their advisors and personnel as are identified by Buyer and full and free access during normal business hours and upon reasonable prior notice to the properties, contracts, books, records and other documents and data of the Business; provided, that Buyer, Buyer Parent and their Representatives will conduct themselves in a manner that does not unreasonably interfere with the normal operations and relationships of Seller’s Business. As soon as reasonably practical after the public announcement of the execution of this Agreement, Seller will introduce a Representative designated by Buyer to those material customers or suppliers of the Business as Buyer may identify. Seller or Seller Parent will provide copies of any materials relating to the Business as Buyer may reasonably request. All propriety, secret and confidential information furnished by Seller or Seller Parent to Buyer or Buyer Parent will be kept in confidence in accordance with the Confidentiality Agreement dated August 5, 2004.

Section 4.3 Reasonable Best Efforts; Notice; Further Assurances. Each Party will use its commercially reasonable best efforts to fulfill the conditions required to be fulfilled by it to bring about the timely consummation of the transactions contemplated by this Agreement. Each Party will give prompt notice to the other Parties of the occurrence of any event or the failure of any event to occur that might preclude or interfere with the satisfaction of any condition precedent to the obligations of any Party under this Agreement or the timely consummation of the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, Seller will promptly notify Buyer of any fact or circumstance which could constitute a Breach of Seller’s or Seller Parent’s representations and warranties set forth in Article 2; provided, however, that any such supplemental disclosure shall not be deemed to be part of the Disclosure Schedule for purposes of this Agreement. After the Closing, each Party will take all such further actions, execute and deliver all such further documents and do all other acts and things as another Party may reasonably request for the purpose of carrying out and documenting the intent of this Agreement and the other Transaction Documents. Following the Closing, Seller will timely and fully discharge each Excluded Liability. Each of Seller Parent and Buyer Parent will take all required actions to ensure full and timely compliance by Seller and Buyer, respectively, of the terms of this Agreement.

Section 4.4 Non-Solicitation; Confidentiality.

(a) Non-Solicitation. Seller and Seller Parent covenant and agree that for a period of three years from the Closing Date, they will not, and will cause their respective current Affiliates not to, directly or indirectly, induce any employee, customer or supplier of Buyer (or any Affiliate) to leave Buyer’s (or any Affiliate’s) employment or to cease or adversely change its business dealings with Buyer or any Affiliate (as applicable) or, directly or indirectly, assist any other Person in requesting or inducing any employee, customer or supplier of Buyer (or any Affiliate) to leave Buyer’s (or any Affiliate’s) employment or to cease or adversely change its business dealings with Buyer or any Affiliate (as applicable). No breach or violation of this Section 4.4(a) shall occur as a result of any activity conducted directly or indirectly by any acquirer of all or any part of the Seller Parent’s Business.

(b) Confidentiality. Seller and Seller Parent on the one hand, and Buyer on the other, covenant and agree that they will not, and will cause their respective Affiliates not to, from the date of this Agreement and forever afterward, disclose to any Person any proprietary, secret or confidential information of the Business or the Seller Parent’s Business, including customer names and information, sales and manufacturing information and business and trade secrets, except (i)(A) in connection with the Seller Parent’s Ordinary Course of Business, or (B) in connection with the Ordinary Course of Business, and (ii) if required to do so by Legal Requirement or legal process (provided that they make a reasonable effort to notify the other party before complying with the legal process), and except to the extent that the information becomes public knowledge through no fault of Seller or Seller Parent on the one hand, or Buyer on the other, or their respective Affiliates.

(c) Enforcement. If any court of competent jurisdiction finds that the time period of any of the foregoing covenants is too lengthy or the geographic coverage or scope of any of the covenants too broad, the restrictive time period shall be deemed to be the longest period permissible under applicable Legal Requirements and the geographic coverage and scope shall be deemed to comprise the largest coverage and scope permissible under applicable Legal Requirements. It is the Parties’ intent to protect and preserve the Business and goodwill of the Business to be acquired by Buyer and thus the

Parties agree that the time period and the geographic coverage and scope of the covenants set forth in this Section 4.4 are reasonable and necessary to protect the Business and the goodwill of the Business to be acquired by Buyer. If Seller, Seller Parent or any of their respective Affiliates Breaches or Threatens to Breach any of the foregoing covenants, Buyer will be entitled to seek and receive injunctive relief in any court of competent jurisdiction, without the requirement of posting any bond, in addition to any other remedies that may be available under applicable Legal Requirements.

Section 4.5 Terminated Employees. Within five business days after the execution of this Agreement, Seller will provide to Buyer a list of all individuals whose employment with Seller has been terminated within 90 days prior to the date of this Agreement, and will update that list as of the Closing Date to reflect all individuals whose employment with Seller has been terminated within 90 days of the Closing Date.

Section 4.6 Meeting of Seller Parent’s Stockholders; Proxy Statement.

(a) On or prior to June 3, 2005, Seller Parent shall take all action necessary in accordance with applicable Legal Requirements and its Organizational Documents to convene a meeting of Seller Parent’s stockholders (the “Seller Parent Meeting”) to vote on this Agreement and the transactions contemplated hereby. The Board of Directors of Seller Parent shall unanimously recommend that Seller Parent’s stockholders vote to approve this Agreement and the consummation of the transactions contemplated hereby, and use its commercially reasonable best efforts to solicit from stockholders of Seller Parent proxies in favor of this Agreement and the transactions contemplated hereby, and to take all other reasonable action in its judgment necessary and appropriate to secure the vote of stockholders required by Legal Requirements to effect the transactions contemplated by this Agreement; provided, however, that the Board of Directors may change or withdraw such recommendation in any respect and not take efforts to solicit proxies if the Board of Directors determines in good faith, based on advice of outside counsel, that the failure to take such action would likely result in a violation of the Board of Directors’ fiduciary duties. Nothing herein shall impair Seller Parent’s ability to take and disclose a position contemplated by Rule 14e-2 under the Exchange Act or otherwise to comply with applicable securities laws.

(b) On or prior to June 3, 2005, Seller Parent shall prepare the Proxy Statement, file it with the SEC under the Exchange Act, and use commercially reasonable best efforts to have the Proxy Statement cleared by the SEC. The Proxy Statement shall contain the unanimous recommendation of Seller Parent’s Board of Directors to the stockholders to vote to approve this Agreement and the transactions contemplated hereby. Seller Parent shall give Buyer and its counsel the opportunity to review the Proxy Statement prior to it being filed with the SEC and shall give Buyer and its counsel the opportunity to review all amendments and supplements to the Proxy Statement and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. Each of the Parties agree to use its commercially reasonable best efforts, after consultation with the other Parties, to respond promptly to all such comments of and requests by the SEC. As promptly as practicable after the Proxy Statement has been cleared by the SEC, Seller Parent shall mail the Proxy Statement to the stockholders of Seller Parent.

Section 4.7 Employees and Employee Benefit Plans.

(a) Within two days prior to the Closing Date, Seller will deliver to Buyer an updated schedule of the information required to be disclosed in the Disclosure Schedule pursuant to the first sentence of Section 2.8(a), which will be current as of such date. Except as otherwise may be agreed by Buyer, Seller will terminate its current employees as of the Closing Date and use its commercially reasonable best efforts to cause all of its employees to make available their employment services to Buyer from and after the Closing Date. Except as otherwise may be agreed by Seller, Buyer shall offer as of the Closing Date, employment to all of the employees of Seller upon terms and conditions substantially similar to those in effect with Seller. Buyer shall give credit to the Hired Employees for past service with Seller for purposes of seniority and vesting under its Employee Benefit Plans. Seller (or its Affiliates) shall not solicit the employment of any employee of Seller. Nothing in this Agreement shall be deemed to prevent or restrict in any way the right of Buyer to terminate, reassign, promote or demote any of the Hired Employees after the Closing or to change adversely or favorably the title, powers, duties, responsibilities, functions, locations, salaries, other compensation or terms or conditions of employment of such Hired Employees after the Closing.

(b) Buyer will be responsible for, and will timely pay, all accrued but unpaid salaries, wages, bonuses, incentive compensation, severance and vacation and sick pay and all other payroll items (including deferred compensation) in respect of the Hired Employees arising or accrued prior to the Closing Date but only to the extent and in the amount recorded on the Final Net Current Asset Statement, but no retention, termination, change in control or other similar compensation or benefits which are or may become payable at any time before or after the Closing Date, except to the extent such obligations are expressly included as an Assumed Liability. Between the date of this Agreement and the Closing Date, Seller will seek to obtain from each of its employees a written waiver that will irrevocably terminate and waive any claims of each such employee against Seller or Seller Parent arising as a result of or following the termination of the employment of such employee with Seller, including, without limitation, with respect to severance, health care coverage premiums, accrued vacation, etc. Buyer will cooperate with Seller in its efforts to obtain such waivers and acknowledges that, in order to induce its employees to execute and deliver such waivers, Seller will offer bonus payments to all of its employees in an aggregate amount approximately equal to the bonus accrual for FY 2005 carried by Seller. Buyer further acknowledges that, as a result of the payment of such bonus amounts, the bonus accrual that would otherwise have been carried on the books of Seller as of the Closing Date will not be included in the Net Current Asset Statement and that no downward adjustment will be made the Net Current Asset Statement as a result thereof. Seller acknowledges that the execution and delivery of the waiver described above shall not be a condition to employment with Buyer.

(c) Except to the extent such obligations are expressly included as an Assumed Liability, from and after the Closing Date, Seller will remain solely responsible for any and all liabilities in respect of the Hired Employees, any of its employees who are not Hired Employees, and their respective beneficiaries and dependents, relating to or arising in connection with or as a result of (i) the employment or the actual or constructive termination of employment of any such employee by Seller (including in connection with the consummation of the transactions contemplated by this Agreement); (ii) the participation in, accrual of benefits or compensation under or the failure to participate in or to accrue compensation or benefits under, any Employee Benefit Plan of Seller; and (iii) for costs and expenses incurred in respect of employee health and medical benefits arising on or prior to the Closing Date.

(d) Except as described on Exhibit 4.7, Buyer will not assume any assets, liabilities or responsibilities under any Employee Benefit Plan of Seller; provided, however, that upon written request by Buyer to Seller, Buyer may continue or obtain an assignment of any Employee Benefit Plan designated by it, or designated Contracts relating thereto, on or following the Closing Date. In the event that Buyer does not request Seller to assign an existing health insurance policy of Seller to it, then Seller may terminate such health insurance as of the Closing Date, and thereafter Seller shall have no obligation to continue to maintain such health insurance policy.

(e) From and after the Closing Date, Buyer and its Affiliates shall be responsible for any and all benefit liabilities relating to or arising in connection with the requirements of COBRA in respect of (i) employees of Seller who are not Hired Employees and their beneficiaries and dependents, and (ii) to the extent related to a qualifying event for purposes of Section 4980B of the Code occurring on or before the Closing Date, the Hired Employees and their beneficiaries and dependents.

Section 4.8 Product Warranty Claims. After the Closing, all claims under those certain warranties set forth on Schedule 2.21 of the Disclosure Schedule applicable to finished goods manufactured by or products sold and delivered by Seller before the Closing, but specifically excluding product liability claims (each a “Warranty Claim”), shall be referred to and processed by Buyer so that Buyer controls the goodwill and public image of the Business after the Closing. As an accommodation to Seller and to Seller Parent, and as an integral part of the economic bargaining among the Parties, but subject to the timely compliance by Seller and Seller Parent with all of their obligations hereunder, Buyer has agreed to process, to make certain payments, and to undertake certain other actions in respect of all Warranty Claims, including those claims in excess of the warranty reserve included on the Final Net Current Asset Statement; provided, however, that to the extent not accrued for on the Final Closing Net Current Asset Statement, such Warranty Claims will remain Excluded Liabilities for the purposes of this Agreement and will continue to be the liabilities of Seller, Seller Parent, or an Affiliate (as applicable). Buyer will process all Warranty Claims, determine the validity thereof and comply with, pay or settle all Warranty Claims consistent with the practices of Seller prior to the Closing. Notwithstanding the foregoing, from and after the Closing Date, neither Buyer nor any Affiliate, will settle any Warranty Claim for an amount (whether in cash, materials, services or otherwise) in excess of five thousand dollars ($5,000) without the prior written consent of Seller Parent, which consent shall not be unreasonably withheld. Buyer will send to Seller invoices in amounts by which Warranty Claims paid by Buyer relating to products sold and delivered by Seller prior to the Closing, net of actual receipts or replacements from third party manufacturers, exceed the amount of the warranty reserve included on the Final Closing Net Current Asset Statement. Within 15 days following the receipt of any such invoice, Seller or Seller Parent will reimburse Buyer the invoiced amount by wire transfer of immediately available funds.

Section 4.9 Insurance Proceeds. At the Closing (i) Seller or Seller Parent will assign to Buyer all of its right, title and interest in and to all Insurance proceeds payable, or claims available, to Seller or any Affiliate by reason of any damage to any of the Purchased Assets or the Business prior to Closing caused by fire or other casualty, and all awards payable to Seller or any Affiliate by reason of a taking in condemnation or by eminent domain prior to Closing, or by sale in lieu thereof, of any part of the Purchased Assets, and (ii) Seller or Seller Parent will pay over to Buyer at Closing the proceeds of any Insurance, condemnation or eminent domain taking, or sale in lieu thereof, which have been received but not theretofore utilized to repair or restore the affected portion of the Purchased Assets and, in the event of an insured casualty to the affected Purchased Assets, the amount of any deductible under the Insurance covering the casualty. To the extent any claim referred to in this Section 4.9 is not assignable as contemplated hereby, Seller or Seller Parent will enforce such claim to the extent requested by Buyer and pay the proceed thereof to Buyer promptly upon receipt. From and after the date of this Agreement, neither Seller, nor any Affiliate, will settle any claims for Insurance with respect to the Business or the Purchased Assets without the prior written consent of Buyer (which consent will not be unreasonably withheld), except with respect to claims relating solely to liabilities that are not included in the Assumed Liabilities and that do not relate to matters that could adversely affect the value or use of any of the Purchased Assets by Buyer or the value of the Business following the Closing. Buyer’s rights under this Section 4.9 will not prejudice any other rights of Buyer under this Agreement or applicable Legal Requirements.

Section 4.10 Prorations.

(a) All Proration Items and all other items, if any, that are paid by Seller and that relate, in whole or in part, to periods after the Effective Time, and all Proration Items and all other items, if any, that are paid by Buyer or otherwise affect the Business or the Purchased Assets and that relate, in whole or in part, to periods on or prior to the effective time of the Closing, will be apportioned as of the Effective Time, and representatives of Seller and Buyer will, if practicable, examine all relevant Books and Records relating to the Business as of the Closing Date in order to make the determination of such apportionments, which determinations shall be calculated in accordance with the past practices of Seller to the extent applicable. The net amount of all Proration Items will be settled and paid on the Closing Date to the extent practicable, or as soon thereafter as is reasonably possible. In the event that the amount of any of the Proration Items is not known by Seller and Buyer at the Closing, the proration will be made based upon the amount of the most recent cost of such Proration Item to Seller. After Closing, Buyer and Seller each will provide to the other written notice, within 10 business days after receipt, of each invoice relating to any Proration Item so estimated. Within 10 business days thereafter, Buyer and Seller will make any payment to the other that is necessary to compensate for any difference between the proration made at the Closing and the correct proration based on the actual invoice. Seller and Buyer will each fully cooperate to avoid, to the extent legally possible, the payment of duplicate personal property Taxes, and each will furnish, at the request of the other, proof of payment of any personal property Taxes or other documentation that is a prerequisite to avoiding payment of a duplicate Tax.

(b) If either Buyer or Seller (a “Payor”) pays a Proration Item (other than, with respect to Buyer, if and to the extent included among the Assumed Liabilities) for which the other (a “Payee”) is obligated in whole or in part under this Section 4.10, the Payor will present to the Payee evidence of payment and a statement setting forth the Payee’s proportionate share of such Proration Item, and the Payee will promptly pay its share to the Payor. In the event either a Buyer or Seller (as applicable, a “Recipient”) receives payments, or the benefits of payments, of a Proration Item to which the other (a “Beneficiary”) is entitled in whole or in part under this Agreement, the Recipient will promptly pay such amount to the Beneficiary.

(c) In the event there exists as of the Closing Date any pending appeals of ad valorem Tax assessments with regard to any of the Purchased Assets, the continued prosecution and/or settlement of such appeals will be subject to the direction and control of Buyer, at Buyer’s cost, with respect to assessments for the year within which the Closing occurs.

(d) Notwithstanding the foregoing, items reflected or to be reflected in the Final Net Current Asset Statement will be excluded from this Section 4.10 to the extent appropriate to avoid double consideration of such items.

Section 4.11 Maintenance and Retention of Books and Records.

(a) Seller and Seller Parent will preserve until the fifth (5th) anniversary of the Closing Date all Books and Records possessed by it relating to the Business or any of the Purchased Assets prior to the Closing Date that are not included among the Purchased Assets. After the Closing Date, Seller and Seller Parent will provide Buyer and Buyer’s Representatives with access, during normal business hours and upon prior reasonable written request, to (i) its officers and employees and (ii) such Books and Records. Buyer and its Representatives will have the right to make copies of such Books and Records at Buyer’s cost. Prior to disposing of or destroying any such Books and Records after the fifth (5th) anniversary of the Closing Date, Seller shall give written notice to Buyer of its intention to do so and shall give Buyer the opportunity to take possession of such Books and Records.

(b) Buyer and Buyer Parent will preserve until the fifth (5th) anniversary of the Closing Date all Books and Records possessed by it relating to the Business or any of the Purchased Assets prior to the Closing Date that are included among the Purchased Assets. After the Closing Date, Buyer and Buyer Parent will provide Seller, Seller Parent and their Representatives with access, during normal business hours upon prior reasonable written request, to (i) its officers and employees and (ii) such Books and Records. Seller, Seller Parent and their Representatives will have the right to make copies of such Books and Records at Seller’s cost. Prior to disposing of or destroying any such Books and Records after the fifth (5th) anniversary of the Closing Date, Buyer shall give written notice to Seller Parent of its intention to do so and shall give Seller Parent the opportunity to take possession of such Books and Records.

Section 4.12 Consents. If Seller notifies Buyer in writing prior to Closing that a specifically identified necessary consent or estoppel has not been obtained at or prior to Closing in connection with an Assigned Contract or other Purchased Assets, Buyer may elect to proceed with the Closing, in which event Seller will assist Buyer, at Buyer’s request, after Closing in every reasonable effort to obtain such consent or estoppel. If any such consent or estoppel is not obtained or if any attempted assignment would be ineffective or would impair Buyer’s rights under the Purchased Asset in question so that Buyer would not in effect acquire the benefit of all such rights and Buyer nevertheless elects to proceed with the Closing, Seller, to the maximum extent permitted by applicable Legal Requirements, will cooperate with Buyer in any reasonable arrangement designed to provide Buyer all benefits under the Purchased Asset, including the enforcement for the benefit of Buyer of any and all rights of Seller against another Person. Furthermore, if the failure to obtain any such consent would render Seller incapable of performing its obligations under the applicable Assigned Contract as a result of the consummation of the transactions contemplated by this Agreement and Buyer nevertheless elects to proceed with the Closing, as a condition to Closing, Buyer shall assume Seller’s obligations under the applicable Assigned Contract and shall perform Seller’s obligations thereunder as provided in such Assigned Contract.

Section 4.13 Names. Seller and Seller Parent will, simultaneously with the Closing, cease to use in any manner whatsoever the trade names included among the Purchased Assets, except in connection with its Tax Returns or other Legal Requirements, and similar purposes relating to periods prior to Closing. Seller agrees, prior to or concurrently with the Closing, to change its corporate name to such other name that does not contain the word “Ermanco” or any derivatives thereof, and will coordinate filing of applicable documents to effect or evidence such name change with Buyer to ensure Buyer receives all rights to such names.

Section 4.14 Public Announcements. Seller and Buyer will consult with each other before issuing any press releases or otherwise making any public statements or filings with any Governmental Body with respect to this Agreement or the transactions contemplated by this Agreement, and will not issue any press releases or make any public statements or filings with any Governmental Body prior to such consultation, unless required to do so under applicable Legal Requirements. As soon as reasonably practical after the public announcement of the execution of this Agreement, Seller and Buyer will cooperate with one another to coordinate joint communications with employees, customers and suppliers of the Business concerning the transactions contemplated by this Agreement and the transition of the Business from Seller to Buyer, including, in the case of Seller’s employees, with respect to the employee waivers described in Section 4.7(b) of this Agreement.

Section 4.15 Payments Received. After the Closing, Seller and Seller Parent, on one hand, and Buyer and Buyer Parent, on the other hand, will hold and will promptly transfer and deliver to the other, from time to time as and when received by them, any cash, checks with appropriate endorsements (using their best efforts not to convert such checks into cash) or other property, including any Insurance proceeds, that they may receive on or after the Closing which properly belongs to the other, and will account to the other for all such receipts. Without limiting the generality of the foregoing, within ten (10) business days following receipt, Seller or Seller Parent will remit to Buyer, without offset, all customer payments received on account of the Accounts Receivable or other Purchased Assets, and Buyer or Buyer Parent will remit to Seller, without offset, any payments received on account of the Excluded Assets. Seller and Seller Parent, on one hand, and Buyer and Buyer Parent, on the other hand, upon reasonable notice to the other and during normal business hours, may audit the Books and Records of the other pertaining to the Business to ensure compliance with this Section 4.15. From and after the Closing, Buyer will have the right and authority to endorse without recourse the name of Seller on any check or any other evidences of indebtedness received by Buyer on account of the Purchased Assets, and will provide copies of each check it so endorses to Seller.

Section 4.16 Mail Received After Closing. On or after the Closing Date, Buyer may receive and open all mail addressed to Seller, and Buyer may deal with the contents thereof in its discretion to the extent that such mail and the contents thereof relate to Seller’s Business, the Purchased Assets or any of the Assumed Liabilities. Buyer agrees to deliver or to cause to be delivered promptly to Seller all other mail received which is addressed to Seller and does not relate to Seller’s Business, the Purchased Assets or the Assumed Liabilities.

Section 4.17 Accounts Receivable. Buyer shall use good faith, commercially reasonable efforts to collect the Accounts Receivable (which efforts specifically do not include the commencement of any Proceedings or ceasing to do business with any account debtor) in full within ninety (90) days after the Closing Date. In the event the aggregate amount collected by Buyer on account of the Accounts Receivable on or prior to the date ninety (90) days following the Closing Date is less than the amount of (a) the Accounts Receivable minus (b) the reserves against such Accounts Receivable reflected in Seller’s Final Net Current Asset Statement (the “Net Accounts Receivable”), then promptly following written notice thereof from Buyer to Seller, Seller shall pay to Buyer an amount equal to the difference between the amount actually collected by Buyer on account of the Accounts Receivable and the Net Accounts Receivable. In the event the aggregate amount collected by Buyer on account of the Accounts Receivable on or prior to the date ninety (90) days following the Closing Date is greater than the Net Accounts Receivable, then promptly following such date, Buyer shall pay to Seller an amount equal to the difference between the amount actually collected by Buyer on account of the Accounts Receivable and the Net Accounts Receivable. Any portion of the Accounts Receivable not collected by Buyer within ninety (90) days following the Closing Date (the “Uncollected Receivables”) shall be referred by Buyer to an independent collection agency for collection. Any Uncollected Receivables that are collected on or prior to the date one hundred eighty (180)

days following the Closing Date shall be paid, net of collection costs, by Buyer to Seller promptly following the collection thereof. Any Uncollected Receivables collected more than one hundred eighty (180) days following the Closing Date shall be paid to Buyer. For purposes of the foregoing, all collected Accounts Receivable, net of collection costs, will be first allocated as indicated by the applicable account debtor, and if no such indication is provided, to the oldest outstanding Account Receivable of such account debtor, unless subject to dispute or contested by the account debtor.

Section 4.18 Updated Financial Statement. Seller shall provide to Buyer unaudited balance sheets and statements of income and cash flow of Seller at and for each month-end beginning with the month ended April 30, 2005 and ending with the month immediately prior to the month in which the Closing occurs, which statements shall be prepared in accordance with GAAP applied on a basis consistent throughout such periods and consistent with prior periods (subject to normal recurring year-end adjustments and absence of footnotes).

ARTICLE 5

CONDITIONS TO OBLIGATION TO CLOSE

Section 5.1 Conditions to Obligation of Buyer. Buyer’s obligation to consummate the transactions contemplated by this Agreement and to take the other actions required to be taken by Buyer at the Closing are subject to the satisfaction, at or before the Closing, of each of the following conditions (any of which may be waived by Buyer, in whole or in part):

(a) The representations and warranties set forth in Article 2 of this Agreement, individually and collectively, must have been accurate in all material respects as of the date of this Agreement and must be accurate in all material respects as of the Closing Date as if made on the Closing Date;

(b) Seller and Seller Parent must have performed and complied in all material respects with all of their respective covenants and obligations under this Agreement to be performed by it on or prior to the Closing Date;

(c) Seller and Seller Parent must have delivered to Buyer, in a form reasonably acceptable to Buyer: (i) a certificate dated as of the Closing Date certifying that the conditions set forth in Section 5.1(a) and (b) have been satisfied; (ii) a list of terminated employees as required in Section 4.5; (iii) all completed forms, notices, assignments and other documents necessary or useful to transfer to Buyer all Governmental Authorizations pertaining to operation of the Business; and (iv) such other certificates, instruments or documents required under this Agreement or as Buyer may reasonably request;

(d) There must not be any Proceeding or Order pending or Threatened or any Legal Requirement in effect which would prevent the consummation of any of the transactions contemplated by this Agreement or the other Transaction Documents or which could result in any Material Adverse Consequence against Buyer or the Business if the transactions contemplated by this Agreement or the other Transaction Documents were consummated;

(e) There must not have been any material adverse change in Seller’s Business, financial or otherwise, from the date of this Agreement to the Closing Date;

(f) All authorizations, consents and approvals by any Person, including any Governmental Authorization, that are necessary for the consummation of the transactions contemplated by this Agreement or any other Transaction Document must have been received and must be in full force and effect; all necessary filings, declarations and notices of, with or to any Person must also have been timely and properly made or given and must be in full force and effect;

(g) Buyer must have conducted meetings with material customers and suppliers of Seller, as Buyer may identify, and Buyer must be satisfied that there are no anticipated material adverse changes or developments in the business relationship with any material customer or supplier of Seller;

(h) Buyer must be satisfied, in its reasonable judgment, that sufficient employees of Seller will accept employment offered by Buyer on terms substantially similar to those provided by Seller so as to avoid any adverse disruption to the operation of the Business by Buyer following the Closing Date; and

(i) Buyer must have entered into an employment contract with Leon C. Kirschner, upon terms and conditions satisfactory to Buyer.

Section 5.2 Conditions to Obligation of Seller and Seller Parent. Seller’s and Seller Parent’s obligation to consummate the transactions contemplated by this Agreement and to take the other actions required to be taken by Seller and Seller Parent at the Closing are subject to the satisfaction, at or before the Closing, of each of the following conditions (any of which may be waived by Seller, in whole or in part):

(a) This Agreement and the transactions contemplated hereby shall have been approved and adopted by the requisite vote of the stockholders of Seller Parent and no discussions or negotiations concerning a Superior Proposal shall be in process;

(b) The representations and warranties set forth in Article 3 of this Agreement, individually and collectively, must have been accurate in all material respects as of the date of this Agreement and must be accurate in all material respects as of the Closing Date as if made on the Closing Date;

(c) Buyer and Buyer Parent must have performed and complied in all material respects with all of its covenants and obligations under this Agreement to be performed by it on or prior to the Closing Date;

(d) Buyer and Buyer Parent must have delivered to Seller, in form reasonably acceptable to Seller: (i) a certificate dated as of the Closing Date certifying that the conditions set forth in Section 5.2(b) and (c) have been satisfied; and (ii) such other certificates, instruments or documents required under this Agreement or as Seller may reasonably request;

(e) There must not be any Proceeding or Order pending or Threatened or any Legal Requirement enacted since the date of this Agreement which would prevent the consummation by Seller or Seller Parent of any of the transactions contemplated by this Agreement or any other Transaction Document; and

(f) All Governmental Authorizations that are necessary for the consummation by Seller or Seller Parent of the transactions contemplated by this Agreement or any other Transaction Document must have been received and must be in full force and effect.

ARTICLE 6

TERMINATION

Section 6.1 Termination Events. This Agreement may be terminated by mutual consent of Buyer and Seller or by notice given before or at the Closing:

(a) By Seller or Seller Parent, on one hand, or Buyer or Buyer Parent, on the other hand, if a material Breach of any provision of this Agreement has been committed by the other and the Breach has not been waived or cured, to the reasonable satisfaction of the non-Breaching Party, within 10 days following notice of such Breach;

(b) By Buyer or Buyer Parent, if any of the conditions set forth in Section 5.1 have not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of Buyer or Buyer Parent to comply with its obligations under this Agreement) and Buyer has not waived the condition on or before the Closing Date;

(c) By Seller or Seller Parent, if any of the conditions set forth in Section 5.2 (other than clause (a)) have not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of Seller or Seller Parent to comply with their respective obligations under this Agreement) and Seller has not waived the condition on or before the Closing Date;

(d) By Seller Parent, if any Person shall have made a bona fide written offer for an Acquisition Transaction, provided that the Board of Directors determines in good faith (i) that such Acquisition Transaction is a Superior Proposal and (ii) that, based upon the advice of outside counsel, failure to take such action would likely violate its fiduciary duties under applicable law; provided, however, that (1) not less than four business days prior to such termination Seller Parent shall notify Buyer Parent of its intention to terminate this Agreement pursuant to this Section 6.1(d) and (2) to the extent reasonably requested by Buyer, shall cause its financial and legal advisors to negotiate during such four-business-day period with Buyer and Buyer Parent concerning adjustments in the terms and conditions of this Agreement as would enable Seller Parent and Seller to proceed with the transactions contemplated herein on adjusted terms, and (3) if Buyer makes a bona fide written offer of any such adjustments prior to the expiration of such four-business-day period, the Board of Directors of Seller Parent still concludes in good faith that the transaction contemplated herein, even on such adjusted terms, is not more favorable to the stockholders of Seller Parent than such other offer; provided, further, that any termination under this Section 6.1(d) shall not be effective until Seller Parent or Seller has made the payments required by Section 6.3;

(e) By Buyer or Buyer Parent, if the Board of Directors of Seller Parent shall have failed to recommend unanimously, or shall have withdrawn, adversely modified or adversely amended in any material respects its approval or recommendation of this Agreement and the transactions contemplated hereby to Seller Parent’s stockholders, or upon Breach by any of the Significant Stockholders of the Stockholder Agreement;

(f) By any Party if the stockholders of Seller Parent fail to approve this Agreement and the transactions contemplated hereby after a vote is taken at a duly held meeting of Seller Parent’s stockholders called for such purpose or any adjournment or postponement thereof; provided, however, that any termination by Seller or Seller Parent shall not be effective until Seller Parent or Seller has made the payments required under Section 6.3; or

(g) By any Party, if the Closing has not occurred (other than through the failure of the Party seeking to terminate this Agreement (or its Affiliates) to comply fully with their respective obligations under this Agreement) on or before December 31, 2005.

Section 6.2 Effect of Termination. The right of termination provided in Section 6.1 is in addition to any other rights a Party may have under this Agreement or otherwise, and the exercise of a right of termination will not be deemed an election of remedies. If this Agreement is terminated pursuant to Section 6.1, all further obligations of the Parties under this Agreement will terminate, except for obligations under this Section 6.2 and Section 6.3, which shall survive the termination. If this Agreement is terminated by Buyer or Buyer Parent, on one hand, or Seller or Seller Parent, on the other hand, because of a material Breach of the Agreement by the other, the terminating Party’s right to pursue all available legal remedies will survive termination unimpaired.

Section 6.3 Expenses and Fees.

(a) Except as otherwise specifically provided herein, each of Buyer, Buyer Parent, Seller, and Seller Parent will pay its own respective costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including fees and expenses of its own respective financial advisors, accountants and counsel.

(b) If this Agreement is terminated:

(i) by Buyer or Buyer Parent pursuant to clause (a) of Section 6.1 or by Seller or Seller Parent pursuant to clause (d) of Section 6.1, Seller and/or Seller Parent will immediately pay to Buyer the Seller Termination Fee and reimburse Buyer for all actually paid or incurred out-of-pocket costs and expenses incurred by Buyer or any of its Affiliates in connection with this Agreement or the transactions contemplated hereby;

(ii) by Buyer or Buyer Parent pursuant to clause (e) of Section 6.1, Seller and/or Seller Parent will, within two business days after termination of this Agreement, pay to Buyer the Seller Termination Fee and reimburse Buyer for all actually paid or incurred out-of-pocket costs and expenses incurred by Buyer or any of its Affiliates in connection with this Agreement or the transactions contemplated hereby; or

(iii) by any Party pursuant to clause (f) of Section 6.1, (A) Seller and/or Seller Parent will reimburse Buyer for all actually paid or incurred out-of-pocket costs and expenses incurred by Buyer or any of its Affiliates in connection with this Agreement or the transactions contemplated hereby, and (B) (1) if within nine months of termination Seller Parent and/or Seller enter into a binding written agreement with respect to an Acquisition Transaction, Seller Parent and/or Seller will pay to Buyer the Seller Termination Fee within two business days of entry into such binding written agreement, or (2) if after nine but within 12 months of termination Seller Parent and/or Seller enter into a binding written agreement with respect to an Acquisition Transaction, Seller Parent and/or Seller will pay to Buyer an amount equal to 50% of the Seller Termination Fee within two business days of entry into such binding written agreement.

(c) For purposes of the foregoing, “Seller Termination Fee” shall mean an amount equal to $1 million in cash.

ARTICLE 7

INDEMNIFICATION

Section 7.1 Indemnification and Reimbursement by Seller and Seller Parent. Seller and Seller Parent, jointly and severally, will indemnify and hold harmless Buyer, Buyer Parent and their respective Representatives and Affiliates, and will reimburse Buyer, Buyer Parent, and their respective Representatives and Affiliates, for all Adverse Consequences arising from or related to (a) any Breach by Seller or Seller Parent of any representation, warranty, covenant or agreement of Seller or Seller Parent in this Agreement or any other Transaction Document delivered by Seller or Seller Parent pursuant to this Agreement; (b) any Excluded Liability; (c) any failure to comply with any applicable bulk sale transfer laws or similar Legal Requirements, and any claims against Buyer or Buyer Parent by creditors of Seller, Seller Parent or their respective Affiliates (except with respect to the Assumed Liabilities); (d) Seller’s ownership or use of the Purchased Assets or operation of the Business on or before the Closing Date, provided this clause (d) will not apply with respect to any matter for which Buyer is obligated to provide indemnification under Section 7.2; and (e) the enforcement of indemnification rights under this Article 7.

Section 7.2 Indemnification and Reimbursement by Buyer and Buyer Parent. Buyer and Buyer Parent, jointly and severally, will indemnify and hold harmless Seller, Seller Parent and their respective Representatives and Affiliates, and will reimburse Seller, Seller Parent and their respective Representatives and Affiliates, for all Adverse Consequences arising from or related to (a) any Breach by Buyer or Buyer Parent of any representation, warranty, covenant or agreement of Buyer or Buyer Parent in this Agreement or any other Transaction Document delivered by Buyer or Buyer Parent pursuant to this Agreement; (b) any Assumed Liability; and (c) Buyer’s ownership or use of the Purchased Assets or operation of the Business following the Closing Date, provided this clause (c) will not apply with respect to any matter for which Seller or Seller Parent is obligated to provide indemnification under Section 7.1; and (d) the enforcement of indemnification rights under this Article 7.

Section 7.3 Indemnification Procedures.

(a) Third-Party Proceedings.

(i) Promptly after receipt by a Person entitled to be indemnified under this Article 7 (an “Indemnified Party”) of notice of the commencement of any Proceeding against it, such Indemnified Party will, if a claim for indemnification is to be made against a Party (an “Indemnifying Party”) under this Article 7, give notice to the Indemnifying Party of the commencement of such Proceeding. The failure to promptly notify the Indemnifying Party will not relieve the Indemnifying Party of any liability that it may have to an Indemnified Party, except to the extent that the defense of such action was irreparably and materially prejudiced by the Indemnified Party’s failure to provide prompt notice.

(ii) If any Proceeding is brought against an Indemnified Party and it gives notice to the Indemnifying Party of the commencement of such Proceeding, the Indemnifying Party will be entitled to participate in such Proceeding and, to the extent that it wishes (unless the Indemnifying Party is also a party to such Proceeding and the Indemnified Party determines in good faith that joint representation would be inappropriate) to assume the defense of such Proceeding and can demonstrate its financial capability to assume and diligently pursue such defense, it may do so with counsel of its choice reasonably satisfactory to the Indemnified Party. Following a proper assumption of defense by an Indemnifying Party, as long as the Indemnifying Party diligently conducts such defense it will not be liable for any subsequent fees of legal counsel or other expenses incurred by the Indemnified Party in connection with the defense of such Proceeding, other than reasonable costs of investigation. If the Indemnifying Party assumes the defense of a Proceeding, no compromise or settlement of such claims may be effected by the Indemnifying Party without the Indemnified Party’s consent unless (x) there is no finding or admission of any violation of Legal Requirements or any violation of the rights of any Person and no effect on any other claims that may be made by or against the Indemnified Party, and (y) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party concurrently with the compromise or settlement. If notice is given to an Indemnifying Party of the commencement of any Proceeding and the Indemnifying Party does not within ten days properly exercise its election to assume the defense of such Proceeding, (A) the Indemnifying Party will be bound by any determination made in such Proceeding; and (B) no compromise or settlement of such claims may be effected by the Indemnified Party without the Indemnifying Party’s consent unless (x) there is no finding or admission of any violation of Legal Requirements or any violation of the rights of any Person and no effect on any other claims that may be made by or against the Indemnifying Party, and (y) the sole relief provided is monetary damages that are paid in full by the Indemnified Party concurrently with the compromise or settlement; provided that notwithstanding anything set forth herein, the Indemnified Party shall retain its right to seek indemnification hereunder for any Adverse Consequences associated with the compromise or settlement, and the Indemnifying Party shall be entitled to contest the reasonableness of any such compromise or settlement.

(iii) Notwithstanding the foregoing, if an Indemnified Party determines in good faith that there is a reasonable probability that a Proceeding may adversely affect it or its Affiliates other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the Indemnified Party may, by notice to the Indemnifying Party, retain the exclusive right to defend, compromise or settle such Proceeding, but the Indemnifying Party will not be bound by any determination of a Proceeding so defended or any compromise or settlement effected without its consent (which consent will not be unreasonably withheld).

(iv) Each Party will make available to the other Parties and each other Parties’ Representatives all of its or his Books and Records relating to a third-party Proceeding and each Party will render to the other Party’s assistance as may be reasonably required in order to ensure the proper and adequate defense of such third-party Proceeding.

(v) Each Party hereby consents to the non-exclusive jurisdiction of any court in which a Proceeding is brought by a Person not a Party to this Agreement against any Indemnified Party for purposes of any claim that an Indemnified Party may have under this Agreement with respect to such Proceeding or the matters alleged therein.

(b) Other Claims. A claim for indemnification for any matter not involving a third-party Proceeding must be asserted by written notice to the Parties from whom indemnification is sought, specifically identifying the matter for which identification is sought, the estimated amounts of the claim, and the basic facts underlying the claim.

Section 7.4 Basket and Cap. Seller and Seller Parent will have no liability to Buyer or Buyer Parent (or to any Indemnified Party) under this Article 7 with respect to claims of Breach of the representations and warranties set forth in Article 2 of this Agreement until the aggregate amount of all Adverse Consequences relating to Breaches of such representations and warranties exceed $230,000, and then only for the amount by which such Adverse Consequences exceed in the aggregate such amounts (the “Basket”); provided that no Basket will be applicable, and there will be first dollar indemnity, for (i) claims under Sections 2.13 and 2.16 of this Agreement, (ii) claims under Sections 2.10, 2.11, and 2.18 of this Agreement with respect to title to the Purchased Assets, or (iii) in the event of fraud or an intentional Breach. The overall aggregate liability of Seller and Seller Parent under this Article 7 shall not exceed an amount equal to $5,750,000.

Section 7.5 Offset Remedies. The Parties (the “Payors”) have agreed to make certain remittances and other payments to other Parties (the “Payees”) under other provisions of this Agreement (i.e., other than pursuant to this Article 7) and each Payor agrees that it will timely pay the same as provided in this Agreement. Any amounts not paid by a Payor when due under the provisions of this Agreement (other than pursuant to this Article 7) will accrue interest at a rate of ten percent (10%) per annum until paid. A Payee may, as one of its remedies in the event of any Breach of this Agreement by a Payor or to effect indemnification against a Payor under this Article 7, withhold sums payable to a Payor pursuant to this Agreement, any other Transaction Document or otherwise, to the extent of any claim asserted by a Payee or other Indemnified Parties, and offset against the amounts due under this Agreement, any other Transaction Document or otherwise any amounts or estimated amounts that a Payee or other Indemnified Parties are entitled to be indemnified for this Article 7. Any sums appropriately withheld will operate as a discharge, to the extent of the amount withheld, of a Payee’s or other Indemnified Parties’ payment obligations to a Payor under this Agreement, any other Transaction Document or otherwise. The exercise of a right of offset by a Payee or other Indemnified Parties in good faith, whether or not ultimately determined to be justified, will not constitute default by Buyer, Buyer Parent or other Indemnified Parties of the payment obligation against which offset is effected.

Section 7.6 Exclusive Remedies; Characterization of Certain Claims. Except as expressly provided in this Agreement, or for Adverse Consequences based on fraud committed by the Indemnifying Party, the indemnities set forth in this Article 7 shall be the exclusive remedies of the Parties for any Adverse Consequences to which they are entitled to indemnification pursuant to this Article 7, and the Parties hereto shall not be entitled to any further indemnification rights or other remedies of any nature whatsoever in respect thereof. For purposes of Article 7, to the extent any fact or circumstance can be deemed a breach of representation or warranty by Seller or Seller Parent or an Excluded Liability, such fact or circumstance will be deemed to be an Excluded Liability. Notwithstanding anything set forth herein, nothing in this Section 7.6 shall limit the ability of the Parties to seek equitable relief.

Section 7.7 Adjusted Purchase Price. Any payment of a claim for indemnification under this Article 7 will be accounted for as an adjustment to the Purchase Price.

Section 7.8 Security for Indemnification Obligations.

(a) Letter of Credit. On the Closing Date, Seller shall deliver to Buyer, in a form reasonably acceptable to Buyer, an irrevocable letter of credit issued by Wachovia Bank in the amount of Two Million Dollars ($2,000,000), which shall remain in place for a period of one (1) year following the Closing Date or longer in the event of any pending dispute thereunder (the “Letter of Credit”); provided, however, that if a dispute remains pending longer than the one (1) year period following the Closing Date set forth above, the amount of the Letter of Credit shall be reduced to an amount not less than an amount sufficient to resolve such dispute (the “Amended Letter of Credit”). If applicable, the Amended Letter of Credit shall remain in place following the one (1) year anniversary of the Closing Date until any pending dispute has been resolved. In the event Wachovia Bank is unable or unwilling to issue the Letter of Credit, Seller shall identify an alternative bank to do so with the approval of Buyer, which approval shall not be unreasonably withheld.

(b) Payments on the Letter of Credit. The Letter of Credit shall provide, among other things, that (i) upon a determination by Buyer that it is entitled to receive a payment from Seller under this Article 7, Buyer shall provide written notice (the “Notice”) to the issuer of the Letter of Credit (the “Bank”) that it is making a claim for payment under the Letter of Credit and the amount to which it believes it is entitled, (ii) the Notice shall set forth in reasonable detail the basis for Buyer’s claim, (iii) the Bank shall distribute the amount claimed by Buyer to Buyer on the thirtieth (30th) day following the Bank’s receipt of the Notice, unless Seller has notified the Bank and Buyer in writing within twenty (20) days following Seller’s receipt of the Notice that Seller disputes such claim (a “Notice of Objection”), (iv) the Notice of Objection shall set forth in reasonable detail the basis for Seller’s dispute with such claim, (v) if the Bank receives a Notice of Objection, then the Bank shall pay to Buyer only that portion of the amounts set forth in the Notice, if any, not disputed by Seller in the Notice of Objection and shall not pay the disputed portion of such amounts until it receives either (1) joint written instructions from Buyer and Seller as to their agreed disposition of the disputed portion of such amounts or (2) a final unappealable court or arbitration order disposing of the disputed portion of such amounts (either of (1) or (2) is referred to herein as a “Disposition Document”), and (vi) the Bank shall pay such amounts payable to Buyer pursuant to the Disposition Document within ten (10) days following receipt of a Disposition Document. Nothing in this Section 7.8(b) shall prevent Seller from paying amounts due to Buyer directly in lieu of having a payment made against the Letter of Credit, in which event Seller shall deliver written confirmation of such payment to the Bank on or prior to the date on which such amount would otherwise be paid by the Bank.

ARTICLE 8

DEFINITIONS

For purposes of this Agreement, the following terms will have the meanings specified or referred to in this Article 8:

“Adverse Consequence” means any loss, cost, liability, penalty, Tax, claim, damage, expense (including cost of investigation, defense, settlement and reasonable attorneys’ and other professional fees), remedial action or diminution of value.

“Affiliate” means any Person directly or indirectly controlling, controlled by, or under common control with, that Person and any officer, director or controlling person of that Person.

“Accounts Receivable” has the meaning set forth in Section 2.13 of this Agreement.

“Amended Letter of Credit” has the meaning set forth in Section 7.8(a) of this Agreement.

“Assigned Contracts” means, the purchase orders, leases, subleases and other Contracts set forth in Exhibit 8.1 to this Agreement, as the same may be updated with the consent of Buyer prior to Closing, and any Permitted Contract (excluding, however, those purchase orders and other Contracts under which the delivery of goods and services and the payment of the purchase price therefor has been completely performed prior to the Closing Date).

“Assumed Liabilities” means the following liabilities and obligations of Seller: (a) current balance sheet liabilities to the extent and in the amount recorded on the Final Net Current Asset Statement under the line items set forth on Exhibit 1.3; (b) executory obligations (excluding warranty obligations which are covered by the provisions of Section 4.8 of this Agreement) arising after the Closing Date under its Assigned Contracts, but excluding any obligations arising from or relating to any Breach of or performance under the Assigned Contracts on or prior to the Closing Date; and (c) those liabilities set forth on Exhibit 8.2. Notwithstanding the foregoing, Assumed Liabilities do not include (x) liabilities and obligations of Seller that are insured against under a policy of Insurance that Seller is unable to assign to Buyer and that continues to be maintained by Seller following the Closing, or (y) any liabilities owed to any Affiliate of Seller.

“Balance Sheet” has the meaning set forth in Section 2.3 of this Agreement.

“Basket” has the meaning set forth in Section 7.4 of this Agreement.

“Beneficiary” has the meaning set forth in Section 4.10.

“Books and Records” includes all existing data, documents, databases, books, records, correspondence, business plans and projections, records of sales, customer and vendor lists, files, papers, employee files (to the extent permitted by applicable Legal Requirements) and Contracts.

“Breach” means, as to any representation, warranty, covenant, obligation or other provision of this Agreement or any other Transaction Document, (a) any inaccuracy in, or any failure to perform or comply with, such representation, warranty, covenant, obligation or other provision or (b) other occurrence or circumstance that is or was inconsistent with such representation, warranty, covenant, obligation or other provision, in either case regardless of whether deliberate, reckless, negligent, innocent or unintentional.

“Business” has the meaning set forth in the second paragraph of this Agreement.

“Buyer” has the meaning set forth in the first paragraph of this Agreement.

“Buyer Parent” has the meaning set forth in the first paragraph of this Agreement.

“Cash Price” has the meaning set forth in Section 1.2 of this Agreement.

“Closing” has the meaning set forth in Section 1.5 of this Agreement.

“Closing Date” has the meaning set forth in Section 1.5 of this Agreement.

“COBRA” means the Consolidated Omnibus Reconciliation Act of 1985.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Contract” means any agreement, contract, obligation, promise or undertaking (whether written or oral and whether express or implied) that is legally binding.

“Data Room” means the electronic data room set up by Boenning & Scattergood which includes only those items set forth on the Index attached hereto as Exhibit 8.3 to this Agreement.

“Disclosure Schedule” has the meaning set forth in Section 2.1 of this Agreement.

“Employee Benefit Plan” means any of the following maintained by Seller or in which any of Seller’s employees participate or receive benefits or for which Seller may have any liability or obligation: “employee pension benefit plan” or “employee welfare benefit plan” as defined under ERISA (whether or not subject to ERISA), and any incentive compensation plan, benefit plan for retired employees, plan or Contract providing for bonuses, commissions, pensions, profit-sharing, stock options, stock purchase rights, restricted stock, phantom stock, deferred compensation, insurance relating to accidents, health or sickness, retirement benefits, vacation, severance, disability, compensation, employee assistance or counseling, educational assistance, §125/cafeteria/flexible benefits, adoption assistance, group legal, (taxable or nontaxable, direct or indirect), fringe or payroll practice of any nature, covering any current or former (including retired) employees.

“Encumbrance” means any charge, claim, community property interest, condition, equitable interest, mortgage, lien, option, pledge, security interest, right of first refusal or restriction of any kind (other than Legal Requirements and customary utility easements of record which do not adversely affect the value or use of any owned or leased Real Property as presently improved), including any restriction on use, voting (in the case of any security), transfer, receipt of income or exercise of any other attribute of ownership.

“Environment” means soil, land surface or subsurface strata, surface waters (including navigable waters and ocean waters), groundwaters, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life and any other environmental medium or natural resource.

“Environmental Law” means any Legal Requirement designed: (a) to advise appropriate authorities, employees or the public of intended, threatened or actual releases of pollutants or hazardous substances, wastes or materials, violations of environmental permits, or other violations of applicable Legal Requirements and of the commencement of activities, such as resource extraction or construction, that could have a significant impact on the Environment; (b) to prevent or regulate or require the reporting of the use, discharge, release or emission of Hazardous Substances or Materials into the Environment; (c) to reduce the quantities, prevent the release and minimize Hazardous Substances or Materials or Hazardous Wastes or the hazardous characteristics of wastes that are generated; (d) to regulate the generation, management, treatment, storage, handling, transportation or disposal of hazardous substances or wastes; (e) to assure that products are designed, formulated, packaged or used so that they do not present unreasonable risks to human health or the Environment when used or disposed of; (f) to protect natural resources, species or ecological amenities; (g) to provide for or require the cleanup of Hazardous Substances or Materials or Hazardous Wastes that have been released; (h) to recover response costs or to make responsible Persons pay private Persons, or groups of them, for damages done to their health or the Environment, or to permit self-appointed representatives of the public interest to recover for injuries done to public assets; or (i) to regulate in any manner the potential impact of an activity on the Environment.

“Environmental Liability” means any Adverse Consequence arising from or relating to any violation of or liability under Environmental Law or Occupational Safety and Health Law with respect to acts or omissions by Seller, or any predecessor or Affiliate of Seller, or conditions in existence or events or circumstances having occurred, in each case on or before the Closing Date, including (a) any Environmental, health or safety matters or conditions (including on-site or off-site contamination, occupational safety and health violations, and regulation of chemical substances or products); and (b) any responsibility for response costs, natural resource damages, corrective action or actions to achieve compliance, including any cleanup, removal, containment or other remediation or response action (“Cleanup”) for which Seller is liable under applicable Environmental Law or Occupational Safety and Health Law (whether or not such Cleanup has been ordered or requested by any Governmental Body or any other Person). The terms “removal,” “remedial,” and “response action” include the types of activities covered by the Federal Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., as amended, or any similar state Legal Requirements.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Estimated Closing Date Net Current Assets” has the meaning set forth in Section 1.2 of this Agreement.

“Estimated Closing Date Net Current Asset Statement” for each Seller has the meaning set forth in Section 1.2 of this Agreement.

“Estimated Closing Payment” has the meaning set forth in Section 1.2 of this Agreement.

“Exchange Act” means the Securities and Exchange Act of 1934, as amended.

“Excluded Assets” means all cash held by Seller and all receivables due from Seller Parent as of the Effective Time and those assets set forth on Exhibit 8.4 to this Agreement.

“Excluded Liabilities” has the meaning set forth in Section 1.2 of this Agreement.

“Final Net Current Asset Statement” has the meaning set forth in Section 1.4 of this Agreement.

“Financial Statements” has the meaning set forth in Section 2.3 of this Agreement.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Authorization” means any approval, consent, license, permit, waiver or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

“Governmental Body” means any: (a) nation, state, county, city, town, village, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official or entity and any court or other tribunal); (d) multi-national organization or body; or (e) body exercising, or entitled or purporting to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority.

“Hazardous Substance or Material” means any substance or material that is controlled or regulated by any Environmental Law in any way, including oil, petroleum or derivatives thereof and radioactivity.

“Hazardous Waste” means any substance that is defined as a hazardous waste under the Federal Solid Waste Disposal Act, 42 U.S.C. § 6901 et seq. or any analogous state, federal or foreign statute applicable to either Seller.

“Hired Employees” those Employees who are terminated by Seller as of the Closing Date and who accept an offer of employment with Buyer (or an Affiliate).

“Indemnified Party” has the meaning set forth in Section 7.3 of this Agreement.

“Indemnifying Party” has the meaning set forth in Section 7.3 of this Agreement.

“Insurance” includes liability, crime, fidelity, life, fire, product liability, workers’ compensation, health, director and officer liability and other forms of insurance owned, maintained or insuring any of the Business, properties or assets of Seller.

“Intellectual Property Assets” include all (a) legal names of Persons, fictional business names, trade names, domain names, and registered and unregistered trademarks, service marks, certification marks, collective marks and applications; (b) patents, design registrations, utility models and patent applications both filed and in progress; (c) registered and unregistered copyrights and applications both in published works and unpublished works; (d) rights in mask works and layout designs; (e) know-how, trade secrets, confidential information, software, technical information, designs, inventions, processes, technology, plans, drawings, specifications, bills of material, blue prints and other similar data; and (f) all other intellectual property rights throughout the world.

“Interim Financial Statements” has the meaning set forth in Section 2.3 of this Agreement.

“IRS” means the United States Internal Revenue Service.

“Legal Requirement” means any federal, state, local, municipal, foreign, international, multinational or other constitution, law (including any Environmental Law or Occupational Safety and Health Law), ordinance, principle of common law, statute, code, regulation, rule or treaty or any rule or regulation of the Securities and Exchange Commission or the American Stock Exchange.

“Material Adverse Consequence” means an Adverse Consequence, individually or collectively with all other Adverse Consequences, that has been, or could reasonably be expected to be material to Seller’s Business, the Purchased Assets, or the Assumed Liabilities, taken as a whole.

“Multi-Employer Retirement Plan” has the meaning set forth in Section 3(37)(A) of ERISA.

“Multiple Employer Plan” has the meaning set forth in Section 413(c) of the Code.

“Net Current Asset Statement” has the meaning set forth in Section 1.4 of this Agreement.

“Net Current Assets” means the book value of the current assets included in the Purchased Assets less the book value of the current liabilities included in the Assumed Liabilities in each case determined in accordance with GAAP as modified by Exhibit 1.4.

“Occupational Safety and Health Law” means any Legal Requirement designed to provide safe and healthful working conditions and to reduce occupational safety and health hazards, and any program of any Governmental Body designed to provide safe and healthful working conditions.

“Order” means any award, decision, injunction, judgment, order, ruling, subpoena or verdict entered, issued, made or rendered by any court, administrative agency or other Governmental Body or by any arbitrator.

“Ordinary Course of Business” means in accordance with the usages of trade prevailing in the industry in which Seller operates and in accordance with Seller’s historical and customary day-to-day practices with respect to the activity in question.

“Organizational Documents” means the complete charter and bylaws, or similar documents of organization, of Buyer, Buyer Parent, Seller and Seller Parent (as applicable), including all amendments.

“Party” or “Parties” has the meaning set forth in the first paragraph of this Agreement.

“Payee” has the meaning set forth in Section 4.10.

“Payor” has the meaning set forth in Section 4.10.

“Permitted Contract” means any Contract entered into by Seller between the date of this Agreement and the Closing Date that (i) is a standard purchase order entered into in the Ordinary Course of Business, (ii) is entered into in the Ordinary Course of Business, is subject to Seller’s standard terms and conditions of sale (including warranties of Seller), and either involves payments to Seller in an amount of less than $2,000,000 or has been approved by Buyer (which approval shall not be unreasonably withheld), (iii) is entered into in the Ordinary Course of Business, is subject to terms and conditions that are materially less favorable to Seller than Seller’s standard terms and conditions of sale (including warranties of Seller), and either involves payments to Seller in an amount of less than $1,000,000 or has been approved by Buyer (which approval shall not be unreasonably withheld), or (iv) restricts or purports to restrict the activities or operations of the Business or limits or purports to limit the Business’s ability to compete anywhere in the world or subjects Seller to material liquidated damages or liability for consequential or incidental damages, including lost profits, and has been approved by Buyer (which approval shall not be unreasonably withheld).

“Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization or other entity or Governmental Body.

“Personal Property Leases” has the meaning set forth in Section 2.10 of this Agreement.

“Proceeding” means any action, arbitration, charge, claim, complaint, challenge, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

“Proration Items” means, for Seller, utility charges (including water, sewer, electric and gas), rental charges, equipment charges, Real Property Taxes, Personal Property Taxes, service Contracts included among the Assigned Contracts (including amounts owed pursuant to transferable permits included among the Purchased Assets), and other items that are customarily apportioned between the parties.

“Proxy Statement” means any proxy statement or information statement to be distributed in connection with the Seller Parent Meeting.

“Purchased Assets” means the assets owned or used by Seller, including all (a) Real Property, leaseholds, subleaseholds, improvements, fixtures, fittings, easements, rights of way and other appurtenances (such as appurtenant rights in and to public streets), (b) tangible personal property (such as machinery, equipment, inventories of raw materials and supplies, marketing, sales and promotional materials, manufactured and purchased parts, goods in process and finished goods, furniture, automobiles, trucks, tractors, boats, trailers, molds, tooling, tools, and dies, including those items set forth in Exhibit 8.5(a)); (c) Intellectual Property Assets, including those items set forth in Exhibit 8.5(b); (d) rights and benefits under the Assigned Contracts; (e) Accounts Receivables and other current assets; (f) claims, prepayments, refunds, causes of action, choses in action, rights of recovery, rights of set off and rights of recoupment; (g) franchises, approvals, permits, licenses, orders, registrations, certificates, variances and similar rights obtained from governments Governmental Bodies; and (h) goodwill; provided, however, that the Purchased Assets do not include any Excluded Assets.

“Purchase Price” has the meaning set forth in Section 1.2 of this Agreement.

“Real Property” has the meaning set forth in Section 2.11 of this Agreement.

“Real Property Lease” or “Real Property Leases” has the meaning set forth in Section 2.11 of this Agreement.

“Recipient” has the meaning set forth in Section 4.10.

“Related Person” means with respect to a particular individual: (a) each other member of such individual’s Family; (b) any Person that is directly or indirectly controlled by any one or more members of such individual’s Family; (c) any Person in which members of such individual’s Family hold (individually or in the aggregate) a Material Interest; and (d) any Person with respect to which one or more members of such individual’s Family serves as a director, officer, partner, executor or trustee (or in a smaller capacity). For purposes of this definition, (a) the “Family” of an individual includes (i) the individual; (ii) the individual’s spouse; (iii) any other natural person who is related to the individual or the individual’s spouse within the second degree; and (iv) any other natural person who resides with such individual; and (b) “Material Interest” means direct or indirect beneficial ownership (as defined in Rule 13D-3 under the Exchange Act) of voting securities or other voting interests representing at least 20% of the outstanding voting power of a Person or equity securities or other equity interests representing at least 20% of the outstanding equity securities or equity interests in a Person.

“Representative” means with respect to a particular Person, any director, officer, employee, agent, consultant, advisor or other representative of such Person, including legal counsel, accountants and financial advisors.

“Restricted Event” means (a) except in the Ordinary Course of Business, any payment of any bonus to any officer or employee, or any increase in the salary or other compensation of any officer or employee, or entry into any employment, severance or similar Contract with any officer or employee; (b) except in the Ordinary Course of Business, the adoption of, or increase in the payments to or benefits under, any Employee Benefit Plan; (c) any damage to or destruction or loss of any material property or assets, whether or not covered by Insurance; (d) the entry into, termination of or receipt of notice of termination of any license, distributorship, dealer, sales representative, noncompetition, joint venture, credit or other Contract or transaction that is material to the Business or that involves a total remaining commitment of more than U.S. $10,000 (other than a Permitted Contract); (e) any sale (other than sales of inventory in the Ordinary Course of Business), lease or other disposition of any property or asset of the Business or the imposition of any Encumbrance on any property or asset, including the sale, lease or disposition of any Intellectual Property Asset; (f) the cancellation or waiver of any claims or rights with a value in the aggregate in excess of U.S. $5,000 (other than any amounts due to Seller from Seller Parent); (g) any change in the accounting methods used by the Business; (h) any failure to cause any uncontested liability or obligation to be paid or satisfied when the same becomes due in excess of U.S. $5,000 individually or U.S. $20,000 in the aggregate; (i) any capital expenditure in excess of U.S. $10,000 individually or U.S. $50,000 in the aggregate; or (j) the entry into a Contract to do any of the foregoing.

“Review Period” shall have the meaning set forth in Section 1.4 of this Agreement.

“SEC” means the U.S. Securities and Exchange Commission.

“Seller” has the meaning set forth in the first paragraph of this Agreement.

“Seller Parent” has the meaning set forth in the first paragraph of this Agreement.

“Seller Parent’s Business” shall mean the design, procurement, manufacture, installation, integration, sale and distribution of material handling systems or the creation of automated solutions for material flow applications, all of which may include conveyor systems and related products.

“Seller Parent’s Ordinary Course of Business” means in accordance with the usages of trade prevailing in the industry in which Seller Parent operates and in accordance with Seller Parent’s historical and customary day-to-day practices with respect to the activity in question.

“Seller’s Knowledge” or words of similar import means actual awareness of a particular fact or other matter by any officer, director or management employee of Seller or Seller Parent.

“Significant Stockholders” means the following stockholders of Seller Parent: L. Jack Bradt, Leon C. Kirschner, Theodore W. Myers, Anthony W. Schweiger, Steven Shulman, Leonard S. Yurkovic, Ronald J. Semanick, and Gordon A. Hellberg.

“Stockholder Agreements” has the meaning set forth in the second paragraph of this Agreement.

“Tax” means any tax (including any income tax, capital gains tax, value-added tax, sales tax, property tax, business tax, payroll tax, gift tax, estate tax, franchise tax, net worth tax, excise tax and business occupancy tax), levy, assessment, tariff, duty (including any customs duty), deficiency or other fee, and any related charge or amount (including any fine, penalty or interest), imposed, assessed or collected by or under the authority of any Governmental Body or payable pursuant to any tax-sharing Contract or any other Contract relating to the sharing of payment of any such tax, levy, assessment, tariff, duty, deficiency or fee.

“Tax Return” means any return (including any information return), report, statement, schedule, notice, form or other document or information filed with or submitted to, or reported to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

“Threatened” means, as to any claim, Proceeding, dispute, action or other matter, that a demand or statement has been made (orally, if made to an officer or director of Seller or Seller Parent, or in writing), a notice has been given (orally, if made to an officer or director of Seller or Seller Parent, or in writing) or an event has occurred or some other circumstance exists that would lead a prudent Person to conclude that such a claim, Proceeding, dispute, action or other matter is reasonably likely to be asserted, commenced, taken or otherwise pursued in the future.

“Transaction Documents” means this Agreement, the Stockholder Agreement and all other Contracts and documents to be executed and delivered by any Party in connection with the consummation of the transactions contemplated by this Agreement.

“WARN Act” has the meaning set forth in Section 2.8.

“Warranty Claim” has the meaning set for in Section 4.8.

ARTICLE 9

GENERAL

Section 9.1 Survival of Representations, Warranties, Covenants and Agreements. All representations, warranties, covenants and agreements made by any Party in this Agreement or any other Transaction Document will survive the Closing. The representations and warranties set forth in Article 2 and 3 of this Agreement will expire on September 30, 2006, except that the representations and warranties set forth in Section 2.10, Section 2.11 and Section 2.18 with respect to title to the Purchased Assets will survive until September 30, 2010. Any claim for indemnification under Article 7 with respect to a Breach of a representation or warranty set forth in Article 2 and 3 will toll the applicable survival period of such representation and warranty as it relates to such claim. No investigation by or Knowledge of a Party or its Representatives, before or after the Closing, will affect in any manner the representations, warranties, covenants or agreements of another Party set forth in this Agreement (or in any document or agreement to be delivered in connection with the consummation of the transactions contemplated by this Agreement) or another Party’s rights to rely thereon, and such representations, warranties, covenants and agreements will survive any such investigation.

Section 9.2 Binding Effect; Benefits; Assignment. All of the terms of this Agreement and the other Transaction Documents will be binding upon, inure to the benefit of and be enforceable by and against the successors and authorized assigns of the Parties (as applicable). Except as otherwise expressly provided in this Agreement or another Transaction Document, nothing in this Agreement or such other Transaction Document, express or implied, is intended to confer upon any other Person any rights or remedies under or by reason of this Agreement or such other Transaction Document, this Agreement and the other Transaction Documents being for the exclusive benefit of the applicable Parties and their respective heirs, legal representatives, successors and assigns. No Party will assign any of its respective rights or obligations under this Agreement or another Transaction Document to any other Person without the prior written consent of the other Parties; provided, however, that Buyer may assign all or part of its right and interest in this Agreement or another Transaction Document (without the written consent of Seller or Seller Parent) to one or more of its Affiliates.

Section 9.3 Entire Agreement. This Agreement, the exhibits and schedules to this Agreement (including the Disclosure Schedule), and the other Transaction Documents, set forth the entire agreement and understanding of the Parties in respect of the transactions contemplated by this Agreement and supersede all prior Contracts, letters of intent, arrangements and understandings relating to the subject matter hereof. No representation, promise, inducement or statement of intention has been made by any Party that is not embodied in this Agreement or in another Transaction Document, and no Party will be bound by or liable for any alleged representation, promise, inducement or statement of intention not so set forth.

Section 9.4 Amendment and Waiver. This Agreement may be amended, modified, superseded or canceled, and any of the terms, covenants, representations, warranties or conditions hereof may be waived, only by a written instrument executed by the Parties or, in the case of a waiver, by or on behalf of the Party waiving compliance. The failure of any Party at any time to require performance of any provision of this Agreement will in no manner affect the right of that Party at a later time to enforce such provision. No waiver by any Party of any condition or of any Breach of any term, covenant, representation or warranty contained in this Agreement, in any one or more instances, will be deemed to be or construed as a further or continuing waiver of any such condition or of any Breach of any such term, covenant, representation or warranty, or any other term, covenant, representation or warranty set forth in this Agreement.

Section 9.5 Governing Law; Exclusive Jurisdiction. This Agreement will be governed by and construed in accordance with the applicable Legal Requirements of the State of Michigan as applicable to contracts made and to be performed in the State of Michigan without regard to conflicts of laws principles. Except as provided in Section 7.3(a)(v), any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement or any other Transaction Document may only be brought in a court sitting in the State of Michigan, County of Kent, City of Grand Rapids, or if it has or can acquire jurisdiction, the United States District Court for Michigan, and each Party hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on a Party anywhere in the world.

Section 9.6 Notices. All notices, requests, demands and other communications to be given pursuant to the terms of this Agreement will be in writing and will be delivered by hand, sent by facsimile with confirmation, sent by a nationally recognized overnight mail service, or mailed first class, postage prepaid:

(a)	If to Buyer or Buyer Parent:	with a copy to:

	TGW Transportgeräte GmbH	Barnes & Thornburg LLP
	A-4600 Wels	Suite 500
	Collmannstrasse 2	300 Ottawa Avenue, N.W.
Grand Rapids, Michigan 49503
	Telephone: +43.(0)7242.486-379	Telephone: 616/742-3932
	Facsimile: +43.(0)7242.486-349	Facsimile: 616/742-3999
	Attention: Georg J. Kirchmayr	Attention: Tracy T. Larsen

and to:

Saxinger Chalupsky Weber & Partner Rechtsanwälte GmbH
Europaplatz 7
4020 Linz, Austria
Telephone: 0043 70/60 30 30-41
Facsimile: 0043 70/60 30 30-10
Attention: Franz Mittendorfer

(b)	If to Seller or Seller Parent:	with a copy to:

	Paragon Technologies, Inc.	Pepper Hamilton LLP
	600 Kuebler Road	400 Berwyn Park
	Easton, PA 18040-9295	899 Cassatt Road
	Telephone: (610) 559-4027	Berwyn, PA 19413
	Facsimile: (610) 252-3102	Telephone: (610) 640-7825
	Attention: Leonard S. Yurkovic	Facsimile: (610) 640-7835
Attention: Jeffrey P. Libson

Any communication given in conformity with this Section 9.6, shall be effective upon the earlier of actual receipt or deemed delivery. Delivery shall be deemed to have occurred as follows: if hand delivered on the day so delivered; if mailed, three business days after the same is deposited in the United States Mail; and if sent by facsimile or overnight express courier service, the next business day. Any Party may change its address, telephone number or facsimile number by giving prior written notice to the other Parties in the manner provided herein.

Section 9.7 Counterparts. This Agreement may be executed in counterparts, each of which when so executed will be deemed to be an original and such counterparts will together constitute one and the same agreement.

Section 9.8 Certain Expenses. Any transfer, sales, recording or other Taxes or fees incurred in connection with the transactions contemplated by this Agreement, including the transfer of the Purchased Assets to Buyer, will paid borne equally by Buyer and Seller irrespective of which Party pays or is liable for such amounts.

Section 9.9 Headings; Construction; Time of Essence. The headings of the sections and paragraphs in this Agreement have been inserted for convenience of reference only and will not restrict or otherwise modify any of the terms or provisions of this Agreement. Unless otherwise expressly provided, the word “including” or “includes” whenever used in this Agreement does not limit the preceding words or terms. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence. Masculine terms are deemed to include the feminine equivalent. Neither this Agreement, any other Transaction Document nor any uncertainty or ambiguity herein or therein will be construed against Buyer or Seller, whether under any rule of construction or otherwise. No Party to this Agreement or any other Transaction Document will be considered the draftsman. On the contrary, this Agreement and each other Transaction Document has been reviewed, negotiated and accepted by all Parties and their attorneys and will be construed and interpreted according to the ordinary meaning of the words so as fairly to accomplish the purposes and intentions of all the Parties. All dollar amounts set forth in this Agreement or in any other Transaction Documents are in United States dollars, unless expressly stated to the contrary.

Section 9.10 Partial Invalidity. Whenever possible, each provision of this Agreement and each Transaction Document will be interpreted in such manner as to be effective and valid under applicable Legal Requirements, but in case any one or more of the provisions contained in this Agreement or any other Transaction Document is, for any reason, held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability will not affect any other provision of this Agreement or other Transaction Document, as applicable, and this Agreement, or such other Transaction Document, will be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein or therein unless the deletion of such provision or provisions would result in such a material change as to cause completion of the transactions contemplated hereby or thereby to be unreasonable. If the deemed deletion of the invalid, illegal or unenforceable provision or provisions is reasonably likely to have a material adverse effect on a Party, all applicable Parties will endeavor in good faith to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as practicable to that of the invalid, illegal or unenforceable provisions.

Section 9.11 Waiver of Jury Trial. EACH OF THE PARTIES HEREBY KNOWINGLY AND WILLINGLY WAIVE THEIR RIGHTS TO DEMAND A JURY TRIAL IN ANY ACTION OR PROCEEDING INVOLVING THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH OF THE PARTIES REPRESENTS AND WARRANTS THAT IT HAS REVIEWED THE FOREGOING WAIVERS WITH ITS LEGAL COUNSEL AND HAS KNOWINGLY AND VOLUNTARILY WAIVED ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

[Remainder of Page Intentionally Left Blank]

The parties have executed this Agreement as of the date stated in the first paragraph of this Agreement.

TGW TRANSPORTGERÄTE GmbH

By	/s/ Georg J. Kirchmayr
	Its	CEO
“Buyer Parent”

MALIBU ACQUISITION, INC.

By	/s/ Georg J. Kirchmayr
	Its	CEO
“Buyer”

ERMANCO INCORPORATED

By	/s/ Leon C. Kirschner
	Its	President
“Seller”

PARAGON TECHNOLOGIES, INC.

By	/s/ Leonard S. Yurkovic
	Its	CEO
“Seller Parent”

Exhibit 1.3

Seller Net Current Assets as of March 31, 2005

Exhibit 1.4

Exceptions to GAAP

Exhibit 1.7

Tax Allocation

Exhibit 4.7

Employee Benefit Plans

Exhibit 8.1

Assigned Contracts

Exhibit 8.2

Assumed Liabilities

Exhibit 8.3

Data Room Index

Exhibit 8.4

Excluded Assets

Exhibit 8.5(a)

Purchased Assets - Tangible Personal Property

Exhibit 8.5(b)

Purchased Assets - Intellectual Property

[to be completed]